ORLEN

GK/AS/168 /2008

08001651

SEC file: 82-5036

Płock, 19 March 2008

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N. W.

Washington, D.C. 20549

SEC Mail Processing Section

MAR 24 2008

Washington, DC 110

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 5/2008 to 20/2008;
- PKN ORLEN S.A. Condensed consolidated financial statements for the periods of 12 and 3 months ended 31 December 2007.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
APR 04 2008
THOMSON FINANCIAL

Yours faithfully,

Magdalena Krzemińska

Investor Relations Department

4/3

Regulatory Announcement

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MAR 24 2008

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OrlenOil sold PetroOil shares
Released	07:00 19-Mar-08
Number	4205Q

A PKN ORLEN subsidiary - ORLEN OIL - has disposed its shares in Petro-Oil DCS
Regulatory announcement no 20/2008 dated 18 March 2008.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 18 March 2008, an Extraordinary General Meeting of Petro-Oil Dolnoslaskie Centrum Sprzedazy, a limited liability company headquartered in Legnica ("Petro-Oil DCS"), has adopted a resolution regarding the purchase (based on article 199 § 1, 2 i 6 and article 200 § 1 of the Polish Code for Commercial Companies) by Petro-Oil DCS of its own shares, held by ORLEN OIL, a limited liability company headquartered in Cracow ("ORLEN OIL")

In accordance with the above mentioned, ORLEN OIL as seller, and Petro-Oil DCS as purchaser, signed 2008 an agreement on 18 March regarding the sale/purchase of 264 shares in Petro-Oil DCS for the purpose of their cancellation ("Cancelled Shares"). The Cancelled Shares in Petro-Oil DCS represent 24% of the registered capital of Petro-Oil DCS, and 24% of the votes at the Shareholders' General Meeting of Petro-Oil DCS.

The nominal value of each Petro-Oil DCS share amounts to PLN 500. The book value of the Cancelled Shares in the ORLEN OIL books amounted to PLN 132 000 as of 18 March 2008. The total net compensation for the Cancelled Shares, amounts to PLN 600 000.72, i.e. PLN 2 272.73 net per share.

As a result of the transaction, ORLEN OIL will have no shares in the registered capital of Petro-Oil DCS. The shares in Petro-Oil DCS have been cancelled on the date of signing the agreement.

Additionally, ORLEN OIL and Petro-Oil DCS have agreed that having completed their corporate cooperation, their common goal relating to commercial and marketing performance would be maintaing by ORLEN OIL leading position in the lubricants market in the south-west region of Poland.

The main business activities of ORLEN OIL are the production and sale of lubricant oils and base oils. Petro-Oil DCS is one of eight Regional Sale Centers of ORLEN OIL operating in Poland. The sale of shares in Petro-Oil DCS by ORLEN OIL is a part of ORLEN OIL's restructuring of its distribution network.

PKN ORLEN owns 51.7% of the registered capital of ORLEN OIL and 51.7% of the total number of votes at the Shareholders' General Meeting of ORLEN OIL. The Supervisory Board of ORLEN OIL consists of seven members, four of whom are PKN ORLEN employees. Moreover Rafineria Trzebinia S.A. owns 43.8% of the initial capital of ORLEN OIL, Rafineria Nafty Jedlicze S.A. owns 4.5% of the initial capital of ORLEN OIL. PKN ORLEN S.A. owns 77.2% of the initial capital of Rafineria Trzebinia S.A. and 75% of the initial capital of Rafineria Nafty Jedlicze S.A.

As the Cancelled Shares represent 24% of the registered capital of Petro-Oil DCS, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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PKN ORLEN SA
SEC File
82-5036

MAR 2 [illegible]
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110

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Registration of subsidiary
Released	16:40 14-Mar-08
Number	1826Q

PKN ORLEN has acquired shares in newly registered company: ORLEN International Exploration & Production

Regulatory announcement no 19/2008 dated 14 March 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 14 March 2008, it was informed that the Kamer Van Coophandel (Chamber of Commerce) in Amsterdam (Netherlands) has registered ORLEN International Exploration & Production BV ("OIEP"), a company headquartered in Amsterdam, which will operate in accordance with Dutch law.

PKN ORLEN has acquired 180 shares in OIEP, with a par value of EUR 100 per share (i.e. approximately PLN 353 based on average EUR/PLN exchange rates as of 14 March 2008, as stated by the National Bank of Poland), representing 100% of the initial capital of OIEP, and representing 100% of the votes at a general meeting of shareholders of OIEP. The acquired shares have been paid for by PKN ORLEN in the form of a cash contribution amounting to EUR 18,000 (i.e. approximately PLN 63,553 based on average EUR/PLN exchange rates as of 14 March 2008, as stated by the National Bank of Poland).

The main business activities of OIEP involve, amongst others: the extraction of crude oil, the extraction of petroleum gas, geological exploration and diagnostic and explorative performance. PKN ORLEN's investment in OIEP is regarded as long-term.

The Management Board of OIEP consists of two members. One of them works for PKN ORLEN, and the second management board member is a corporate body specialising in the co-management of holding companies.

As the purchased shares represent 100% of the registered capital of OIEP, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	15:54 10-Mar-08
Number	7638P

PKN ORLEN's subsidiary – Anwil – has purchased bonds issued by PKN ORLEN
Regulatory announcement no 18/2008 dated 10 March 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 10 March 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:

1. Series: ORLEN020310308; value of the bond issue PLN 25,000,000, composed of 250 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 10 March 2008
- Redemption date: 31 March 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,666.90

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4q2007 results-comment
Released	07:00 29-Feb-08
Number	0211P

Regulatory announcement no 17/2008 dated 29 February 2008

Financial data for 4 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the fourth quarter of 2007 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the fourth quarter of 2007.

Performance – General Overview

Commentary

In 2007, the PKN ORLEN Group ("the ORLEN Group") recorded a 2% growth in operating profit ("profit") compared with 2006, despite material adverse events of non-recurring nature and macroeconomic factors. 2007 was also the year of first-time consolidation of the Mazeikiu Group.

Factors with Positive Bearing on the ORLEN Group's Performance on an annual basis:

- Positive effect of macroeconomic factors in the petrochemicals segment, amounting to PLN 189m (year on year) and a PLN 89m improvement in the segment's efficiency (year on year) increased the profits generated by Basell ORLEN Polyolefins Sp. z o.o., PKN ORLEN S.A., and Unipetrol by PLN 107m, PLN 63m, and PLN 60m, respectively;
- Continued strong demand for fertilisers and PVC had a positive effect on the chemicals segment's profit, which went up by PLN 22m, to PLN 246m, compared with 2006;
- Improvement in the efficiency of the retail segment in 2007 resulted from higher volumes of sales of engine fuels, which rose by over 10%, and from a PLN 56m increase in margins on non-fuel goods and services.

Factors Adversely Affecting the ORLEN Group's Performance on an annual basis:

- The 2007 loss incurred by the Mazeikiu Group amounting to (-) PLN 665m was a result of the general overhaul of the vacuum distillation unit, whose negative impact is estimated at (-) PLN 177m, lower output of high-margin products, and provisions for restructuring and reclamation;
- Maintenance shutdowns and breakdowns:
  - maintenance shutdown of the Olefin unit and failure of the POX Unit at Unipetrol Group reduced the profit by PLN 379m, compared with the (-) PLN 107m negative effect in 2006 caused by shutdowns of Hydrocracking, Olefin, and Catalytic Cracking Units;
  - maintenance shutdowns at PKN ORLEN S.A. (especially Hydrocracking and Catalytic Cracking Units, and Hydro-desulphurisation of Heavy Fuel Oil) decreased the PKN ORLEN S.A. profit by approx. PLN 200m;
  - a failure of the PERN product pipeline hindering the supplies of PKN ORLEN S.A.'s products resulted in higher inventories and led to a loss of margin and an increase in logistics costs, totalling approx. PLN 70m;

- Negative impact of macroeconomic factors related to the appreciation of the złoty and a reduction of the URAL/Brent differential decreased the ORLEN Group's profit by PLN 467m year on year.

In Q4 2007, the ORLEN Group's profit increased to PLN 120m, from (-)PLN 168m in 2006. After elimination of non-recurring events, clean profit rose by 73% relative to Q4 2006. The dynamics of revenue and earnings in individual segments is discussed in detail below.

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PKN ORLEN SA
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Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q4 2007, the price of crude oil was nearly twice as high as it was in the first months of 2007 and amounted to ca. USD 100/bbl (Brent DTD on December 28th 2007 – USD 96.02/bbl), mainly as a result of factors of financial, speculative and geopolitical nature. Several months of very high oil prices slowed down the oil consumption growth in the US and other highly industrialised countries, yet as a result of the credit market slump (caused by the sub-prime mortgage crisis) investors searching for assets which would protect their financial investments from losses turned towards commodity markets. Another factor which affected the oil market in Q4 2007 was consecutive interest rate cuts made by the FED in October and December 2007. The cuts resulted in rapid weakening of the dollar and gradual increase in commodity prices, including crude oil. The geopolitical drivers of crude oil prices included the risk of intensification of the conflict concerning the Iranian nuclear programme, the conflict in Nigeria, as well as the crisis in Pakistan and on the Iranian-Turkish border. In Q4 2007, three meetings were held between OPEC member countries, resulting in a decision to increase their oil production limits by 500 thousand bbl/d. However, this decision was not more than an official acceptance of their existing oil output (the actual production exceeded the official limits by ca. 500 thousand bbl/d) and it did not increase the supply of oil on the international markets. According to the cartel's official statement, high oil prices were driven by speculative and political factors, therefore the supply of oil was in line with real demand.

In Q4 2007, the market expected that the oil prices would drop after January 1st 2008 and a large number of refineries used their own oil stocks in the production process and avoided making any new purchases. This trend was even stronger towards the end of the year when the refineries (also for tax reasons) minimised their operating stocks. In June-December 2007, American oil stocks decreased by 60m barrels, or 17.0%. The news of the low level of oil stocks at the refineries in the US resulted in a strong growth in oil prices in international markets.

The last quarter of 2007, relative to Q3 2007, saw a wider differential between the prices of Urals Rotterdam and Urals Mediterranean. Over the same period, the prices of those types of oil dropped: the average Ural/Brent differential in Q4 2007 was (-) USD 3.02/bbl. In Q4 2007, oil production in Russia was slightly lower than in Q3 2007, and stood at 10.09m bbl/d, while the total oil production of the Commonwealth of Independent States was 12.80m bbl/d. In Q4 2007, average exports of Russian oil amounted to 3.64m bbl/d, and the exports from the Commonwealth of Independent States were 6.35m bbl/d.

Refining Products

In Q4 2007, average market prices on refining products rose year on year. The average prices of gasoline, diesel oil, Ekoterm oil and JET A-1 were USD 799.18 per tonne, USD 838.29 per tonne, USD 785.83 per tonne and USD 856.62 per tonne, respectively (up by 47.4%, 45.6%, 43.6% and 43.7% on Q4 2006). The increase in market prices was accompanied by rising margins (crack spreads) on refining products. Compared with the corresponding period of the previous year, Q4 2007 saw a rise in crack margins on gasoline (by 43.5%, to USD 132.07 per tonne), diesel oil (by 36.0%, to USD 171.18 per tonne), Ekoterm oil (by 21.9%, to USD 118.73 per tonne) and Jet A-1 fuel (by 30.4%, to USD 199.51 per tonne).

Petrochemical Products

In Q4 2007, crack margins on the majority of petrochemical products fell. The decrease affected the margins on benzene (down by 36.7%), propylene (down by 4.6%), phenol (down by 11.2%), butadiene (down by 20.4%), paraxylene (down by 38.6%), and ortoxylene (down by 34.3%). On the other hand, increases were seen in crack margins of ethylene (up by 1.5%), acetone (up by 0.2%) and glycol – up to USD 190.86 per tonne against
(-) USD 76.72 per tonne in Q4 2006.

Exchange Rates

The euro exchange rate against the Polish z³oty fell by 4.9%, from 3.85 in Q4 2006 to 3.66 in Q4 2007, and the US dollar

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exchange rate against the Polish z³oty decreased by 15.4%, from 2.99 in Q4 2006 to 2.53 in Q4 2007.

Fuel Consumption in Poland

According to estimates by Agencja Rynku Energii S.A. and TCW, domestic gasoline consumption stood at 1,054 thousand tonnes in Q4 2007, that is 6.2% down on Q4 2006. The negative change in Q4 2007 results from the high base related to higher consumption in December 2006 (following an announced increase in excise tax on gasoline as of January 1st 2007). The gasoline consumption is forecast to amount to 917 thousand tonnes in Q1 2008, which represents a 0.8% decrease on Q1 2007.

Diesel oil consumption went up by 17.2% in Q4 2007 year on year, and amounted to 2,484 thousand tonnes. In Q1 2008, it is forecast to grow by about 1% year on year and reach 2,177 thousand tonnes.

Over the period under analysis, the consumption of light fuel oil was 443 thousand tonnes, or 5.3% below the Q4 2006 figure. The light fuel oil consumption for Q1 2008 is estimated at 364 thousand tonnes, i.e. 17.8% below the Q1 2007 figure.

Commentary - Refining Segment (Production and Wholesale)

Refining (Production and Wholesale), PLNm	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	y/y +/-%	q/q +/-%	2006	2007
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10
Revenue, including:	**9,056**	**9,508**	**11,942**	**13,579**	**12,823**	**41.6%**	**-5.6%**	**37,774**	**47,[illegible]**
Sales to third parties	6,051	6,662	8,631	9,749	9,587	58.4%	-1.7%	25,145	34,[illegible]
Intra-company sales	3,005	2,846	3,311	3,830	3,236	7.7%	-15.5%	12,629	13,[illegible]
Costs	**-8,918**	**-9,407**	**-11,003**	**-13,114**	**-12,571**	**41.0%**	**-4.1%**	**-35,810**	**-46,[illegible]**
Other operating income	35	55	44	38	77	120.0%	102.6%	134	[illegible]
Other operating expenses	-389	-91	-62	-41	-88	-77.4%	114.6%	-484	-[illegible]
Operating profit/loss *	**-216**	**65**	**921**	**462**	**241**	**-**	**-47.8%**	**1,614**	**1,[illegible]**
Depreciation and amortisation	**157**	**272**	**244**	**258**	**250**	**59.2%**	**-3.1%**	**649**	**1,[illegible]**
CAPEX	**274**	**349**	**420**	**355**	**779**	**184.3%**	**119.4%**	**624**	**1,[illegible]**
Sales to third parties (thousand tonnes)	**3,081**	**4,108**	**4,831**	**5,518**	**4,407**	**43.0%**	**-20.1%**	**12,629**	**18,[illegible]**

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level.*

The segment's revenue in Q4 2007 grew by 41.6% relative the Q4 2006, mainly on sales volumes in product and material groups higher by 1,326 thousand tonnes, including primarily a 397 thousand tonnes (or 60.9%) increase in gasoline and a 376 thousand tonnes (or 29.9%) increase in diesel oil.

In Q4 2007, the segment's costs rose by 41.0% relative the Q4 2006, which followed mainly from the consolidation of the Mazeikiu Group companies. The latter increased the segment's costs by PLN 2,904m in Q4 2007.

In Q4 2007, the ORLEN Group's profit amounted to PLN 241m compared with a PLN 216m loss in the corresponding period of 2006. Factors with a material influence on the Q4 2007 profit included:

- A PLN 384m increase in the profit of PKN ORLEN S.A., to PLN 478m, as a result of a positive effect of inventories and higher sales volumes, partially offset by a negative impact of macroeconomic factors and non-recurring events (in particular, failure of the PERN product pipeline).
- The loss incurred by the Mazeikiu Group in Q4 2007; the company's loss in the discussed segment, amounting to (-) PLN 242m, resulted from various factors, including the general overhaul of the Vacuum Distillation Unit conducted during the period (the negative impact of the shutdown is estimated at approx. (-) PLN 177m);
- The result of the Unipetrol Group higher by PLN 136m, despite losses due to a maintenance shutdown which

decreased the result by approx. (-) PLN 35m;

- A considerable rise in the operating profit of Rafineria Jedlicze S.A., by PLN 16m, as a result of the completion of the solvent production unit and the sale of an organised part of business (the Oil and Lubricant Production Unit) and of all shares held by the company in Raf-Remat Sp. z o.o.

In Q4 2007, capital expenditures ("Capex") increased by PLN 505m year on year, to PLN 779m.

Commentary - Refining Segment (Retail)

Refining (Retail), PLN '000	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	y/y +/-%	q/q +/-%	2006	2
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	
Revenue, including:	3,794	3,434	4,218	4,490	4,573	20.5%	1.8%	14,977	
Sales to third parties	3,787	3,427	4,211	4,483	4,555	20.3%	1.6%	14,942	
Intra-company sales	7	7	7	7	18	157.1%	157.1%	35	
Costs	-3,684	-3,367	-4,098	-4,310	-4,508	22.4%	4.6%	-14,625	-
Other operating income	48	38	7	17	38	-20.8%	123.5%	169	
Other operating expenses	-44	-37	-14	-22	-36	-18.2%	63.6%	-82	
Operating profit/loss*	114	68	113	175	67	-41.2%	-61.7%	439	
Depreciation/amortisation	75	73	73	78	85	13.3%	9.0%	277	
CAPEX	279	52	91	167	468	67.7%	180.2%	541	
Sales to third parties (thousand tonnes)	1,081	1,053	1,114	1,201	1,153	6.7%	-4.0%	4,100	

) *Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.

In Q4 2007, the segment's revenue increased by 20.5% on the Q4 2006 level, to PLN 4,573m. The growth was driven by higher sales volumes, which went up by 6.7% or 72 thousand tonnes, primarily owing to a 27.8% increase in sales of diesel fuel (up by 122 thousand tonnes) relative to Q4 2006. LPG sales grew considerably as well, with the volume rising by 48.8%, to 61 thousand tonnes (up by PLN 65m).

The segment's profit for Q4 2007 reached PLN 67m, against PLN 114m in Q4 2006. This was driven by such factors as:

- A PLN 49m decrease in the PKN ORLEN S.A.'s profit in Q4 2007 compared with Q4 2006 (to PLN 63m) as a result of lower retail margins on gasoline and diesel fuel compared with the exceptionally good Q4 2006, which was not fully offset by higher sales volumes of the products and sales of non-fuel goods and services;
- The first-time consolidation of the Mazeikiu Group, which posted a (-) PLN 14m loss in this segment
- Good performance of ORLEN Deutschland, which in the face of stiff competition and declining consumption on the German market, generated a profit of PLN 1m (compared with a loss of (-) PLN 9m a year earlier). The growth was fuelled by the extension of the network of low-cost service stations branded STAR and the purchase of a number of services stations from BP.

In Q4 2007, capital expenditures ("Capex") increased year on year by PLN 189m, to PLN 468m.

Commentary - Petrochemicals

Petrochemicals, PLNm	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	% change yoy	% change qoq	2006	200
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10
Revenue, including:	3,716	3,314	3,560	3,401	3,425	-7.8%	0.7%	13,844	13,
Sales to third parties	2,551	2,352	2,526	2,221	2,201	-13.7%	-0.9%	9,461	9,
Intra-company sales	1,165	962	1,034	1,180	1,224	5.1%	3.7%	4,383	4,
Costs	-3,418	-2,878	-3,153	-3,099	-3,389	-0.8%	9.4%	-12,745	-12,
Other operating income	69	14	15	26	62	-10.1%	138.5%	148	
Other operating expenses	-285	-80	-73	-34	-43	-84.9%	26.5%	-405	-
Operating profit/loss *	82	370	349	294	55	-32.9%	-81.3%	842	1,
Depreciation/amortisation	203	156	153	153	162	-20.2%	5.9%	758	
CAPEX	140	51	61	169	241	72.1%	42.6%	320	
Sales to third parties (thousand tonnes)	772	765	790	737	767	-0.6%	4.1%	3,051	3,

) *Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level

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In Q4 2007, the segment recorded a PLN 291m year-on-year drop in revenue, driven by a decline in the value of the Unipetrol Group's sales to third parties, which went down by PLN 371m as a result of an overhaul shutdown of the Olefin unit and failure of the POX unit (cost of repairs and loss of margins).

In Q4 2007, the segment generated a profit of PLN 55m, relative to PLN 82m posted in Q4 2006. The profit was driven by:

- A PLN 21m decline in the PKN ORLEN S.A.'s profit from the Q4 2006 figure, caused mainly by falling margins (crack spreads) on most petrochemicals: benzene (down by 36.7%), butadiene (down by 20.4%), propylene (down by 4.6%), paraxylene (down by 38.6%) and ortoxylene (down by 34.3%). The negative impact of lower margins on the PKN ORLEN S.A.'s profit was estimated at (-) PLN 30m.
- A (-) PLN 129m loss reported by the Unipetrol Group in the segment, relative to (-) PLN 79m posted in Q4 2006, incurred mainly on account of the overhaul shutdown of the Olefin unit and the failure of the POX unit. A 7% decline in the volume of product sales contributed PLN 36m to the segment's loss.
- Satisfying level of profit at Basell ORLEN Polyolefins Sp. z o.o.: PLN 55m in Q4 2007, compared to PLN 17m in Q4 2006, attributable to high sales volumes of polyolefins, which reached nearly 93 thousand tonnes.

Compared with Q4 2006, in Q4 2007 capital expenditures ("Capex") increased by PLN 101m, to PLN 241m.

Commentary – Chemicals

Chemicals, PLNm	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	% change yoy	% change qoq	2006	200
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10
Revenue, including:	**585**	**738**	**720**	**714**	**631**	**7.9%**	**-11.6%**	**2,466**	**2,**
Sales to third parties	505	733	640	644	475	-5.9%	-26.2%	2,381	2,
Intra-company sales	80	5	80	70	156	95.0%	122.9%	85	[illegible]
Costs	**-512**	**-657**	**-652**	**-660**	**-583**	**13.9%**	**-11.7%**	**-2,264**	**-2,**
Other operating income	16	4	3	3	6	-62.5%	100.0%	37	
Other operating expenses	-8	-2	-2	-1	-16	100.0%	1500.0%	-15	
Operating profit/loss *	**81**	**83**	**69**	**56**	**38**	**-53.1%**	**-32.1%**	**224**	[illegible]
Depreciation/amortisation	**46**	**46**	**43**	**41**	**37**	**-19.6%**	**-9.8%**	**183**	[illegible]
CAPEX	**40**	**8**	**22**	**31**	**57**	**42.5%**	**83.9%**	**174**	[illegible]
Sales to third parties (thousand tonnes)	**388**	**523**	**444**	**480**	**379**	**-2.3%**	**-21.0%**	**1,804**	**1,**

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level.*

In Q4 2007, the segment recorded a 7.9% (PLN 46m) increase in total revenue year on year. At the same time however, the segment's costs rose by 13.9% (PLN 71m). The growth of costs, faster than that of revenue, affected the segment's profit earned by the ORLEN Group in Q4 2007, which stood at PLN 38m, i.e. fell by 53.1% on the figure recorded for the corresponding period of the previous year. The segment's profit was driven by:

- Decline in sales volumes of key segment products by a total of 9 thousand tonnes (2.3%), including:
  - a 6 thousand tonnes (28.6%) decline in sales of granulate, caused by an increase in granulate imports to Poland and high stocks of that product at processing plants;
  - a 34 thousand tonnes (81.5%) drop in sales of caustic soda, due to a slowdown of caustic soda exports (high prices) and customer expectations of price reductions from January 1st 2008;
  - a 6 thousand tonnes (2.6%) decline in sales of ammonium nitrate and Canwil, attributable to high imports of fertilisers to Germany from the countries east of Poland, which translated into lower-than-expected purchases of Canwil by German customers.

At the same time, the discussed quarter of 2007 saw a 7 thousand tonnes (11.9%) increase in sales of polyvinyl chloride and a 15 thousand tonnes (58.3%) growth in sales of soda lye.

- An PLN 49m (11.3%) increase in the costs of raw materials and energy, including, in particular, the cost of natural gas (up by PLN 24m, or 24.3%), the cost of ethylene (up by PLN 4m, or 4.2%), and the cost of electricity (up by PLN 5m, or over 12%), driven by a significant rise in market prices;
- Macroeconomic factors: strengthening of the z³oty against the US dollar (which eroded profit by approx. PLN 3m) and a higher model margin on chemicals (which contributed PLN 4m to profit)

In Q4 2007, capital expenditures ("Capex") increased year on year by PLN 17m.

Commentary – Other Activities

Other Activities, PLN '000	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	% change yoy	% change qoq	2006	2(
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	1
Revenue, including:	**515**	**491**	**492**	**608**	**471**	**-8.5%**	**-22.5%**	**1,998**	:
Sales to third parties	218	235	210	167	84	-61.5%	-49.7%	938	
Intra-company sales	297	256	282	441	387	30.3%	-12.2%	1,060	1
Costs	**-529**	**-553**	**-493**	**-624**	**-521**	**-1.5%**	**-16.5%**	**-1,959**	-:
Other operating income	64	14	1	7	19	-70.3%	171.4%	86	
Other operating expenses	-84	-25	-12	-15	-15	-82.1%	0.0%	-117	
Operating profit/loss *	**-34**	**-73**	**-12**	**-24**	**-46**	**-35.3%**	**-91.7%**	**8**	
Depreciation/amortisation	**55**	**66**	**62**	**63**	**65**	**18.2%**	**3.2%**	**213**	
CAPEX	**94**	**33**	**81**	**72**	**136**	**44.7%**	**88.9%**	**218**	
Sales to third parties (thousand tonnes)	**95**	**42**	**36**	**27**	**34**	**-64.2%**	**25.9%**	**166**	

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level.*

In Q4 2007, the Other Activities segment generated a loss of (-) PLN 46m, compared to (-) PLN 34m posted in Q4 2006. The key factors contributing to the loss include:

- Inclusion in the segment of part of the Mazeikiu Group's operations, which in Q4 2007 posted a loss of (-) PLN 53m;
- Decrease of the loss incurred by the Unipetrol Group, from (-) PLN 31m in Q4 2006 to (-) PLN 9m in Q4 2007.

In Q4 2007, capital expenditures ("Capex") increased year on year by PLN 42m.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 12 and 3 months ended December 31st 2007 and December 31st 2006

Item, PLNm	12 months of 2006	Q4 2006	12 months of 2007	Q4 2007	+/- %
1	2	3	4	5	6=(4-2)/2
Revenue on sales of products	50,239	11,939	60,525	14,578	20.5%
Excise tax and other charges	-12,555	-3,112	-15,045	-3,844	19.8%
Net revenue on sales of products	**37,684**	**8,827**	**45,480**	**10,734**	**20.7%**
Revenue on sales of goods for resale and materials	16,685	4,800	21,042	6,950	26.1%
Excise tax and other charges	-1,502	-514	-2,729	-782	81.7%
Net revenue on sales of goods for resale and materials	**15,183**	**4,286**	**18,313**	**6,168**	**20.6%**
Total sales revenue	**52,867**	**13,113**	**63,793**	**16,902**	**20.7%**
Cost of products sold	-32,161	-7,718	-39,225	-9,494	22.0%
Cost of goods for resale and materials sold	-13,711	-3,831	-16,867	-5,871	23.0%
Cost of products, goods for resale and materials sold	-45,872	-11,549	-56,092	-15,365	22.3%
Gross profit on sales	**6,995**	**1,564**	**7,701**	**1,537**	**10.1%**
Selling costs	-2,641	-751	-3,192	-885	20.9%
General and administrative expenses	-1,171	-371	-1,649	-541	40.8%
Other operating income	613	239	527	227	-14.0%
Other operating expenses	-1,221	-849	-766	-218	-37.3%
Gain on disposal of all or part of shares in subordinated undertakings	2	0	0	0	
Operating profit/loss	**2,577**	**-168**	**2,621**	**120**	**1.7%**
Financial income	603	180	1,055	581	75.0%
Financial expenses	-671	-249	-1,050	-142	56.5%
Net financial income/expenses	**-68**	**-69**	**5**	**439**	
Share in net profit/loss of undertakings valued with equity method	220	56	267	68	21.4%
Profit/(loss) before tax	**2,729**	**-181**	**2,893**	**627**	**6.0%**
Corporate income tax	-669	-88	-501	-71	-25.1%
Net profit/(loss)	**2,060**	**-269**	**2,392**	**556**	**16.1%**
including:					
Net profit/(loss) attributable to minority interests	74	-71	69	-45	-6.8%
Net profit/(loss) attributable to equity holders of the Parent	**1,986**	**-198**	**2,323**	**601**	**17.0%**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at December 31st 2007 and December 31st 2006

Item, PLNm	Dec 31 2006	Dec 31 2007	+/-
1	2	3	4=(3-
ASSETS			
Non-current assets			
Property, plant and equipment	25,200	24,835	
Intangible assets	620	53	

Goodwill	144	141
Financial assets	571	62
Shares in undertakings consolidated with equity method	716	700
Loans granted	5	18
Deferred tax asset	166	231
Investment property	35	69
Perpetual usufruct right to land	88	92
Other non-current assets	116	111
Total non-current assets	**27,661**	**26,790**
Current assets		
Inventories	7,399	10,366
Trade and other receivables	6,294	6,882
Income taxes receivable	253	111
Current financial assets	309	168
Prepayments and accrued income	121	147
Cash	2,351	1,498
Assets held for sale	1,031	192
Total current assets	**17,758**	**19,364**
Total assets	**45,419**	**46,154**
EQUITY AND LIABILITIES		
Equity		
Share capital	535	535
Share capital revaluation adjustment	523	523
Share capital	**1,058**	**1,058**
Share premium account	1,058	1,058
Share premium revaluation adjustment	169	169
Share premium account	**1,227**	**1,227**
Hedging capital	9	83
Currency-translation differences	22	-1,329
Retained profit, including:	16,535	18,859
net profit attributable to equity holders of the Parent	1,986	2,323
Equity (attributable to equity holders of the parent)	**18,851**	**19,898**
Equity attributable to minority interests	2,732	2,640
Total equity	**21,583**	**22,538**
Non-current liabilities		
Loans and borrowings	6,211	8,603
Provisions	814	799
Deferred tax liability	1,766	1,513
Other non-current liabilities	167	141
Total non-current liabilities	**8,958**	**11,056**
Current liabilities		
Trade and other payables and accruals	8,221	9,183
Provisions	734	723
Income tax expense	106	39
Loans and borrowings	4,278	1,719
Deferred income	27	47
Other financial liabilities	1,316	849
Liabilities directly related to assets classified as held for sale	196	0
Total current liabilities	**14,878**	**12,560**

PKN ORLEN SA
SEC File
82-5036

Total equity and liabilities	**45,419**	**46,134**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 12 and 3 months ended
ended December 31st 2007 and December 31st 2006

Item, PLNm	12 months of 2006	Q4 2006	12 months of 2007	Q4 2007	+/- %
1	2	3	4	5	6=(4-2)/2
Cash flows from operating activities					
Net profit/(loss)	**2,060**	**-269**	**2,392**	**556**	**16.1%**
Adjustments:					
Share in net profit/(loss) of undertakings valued with equity method	-221	-56	-267	-68	-20.8%
Depreciation and amortisation	2,108	545	2,418	613	14.7%
Foreign exchange gains/(losses)	17	-36	-555	-387	-
Net interest and dividends	191	69	456	123	138.7%
(Profit)/loss on investing activities	-126	-96	516	4	-
Decrease/Increase in receivables	-838	931	-627	103	25.2%
Decrease/Increase in inventories	-313	86	-3,235	-1,746	-933.5%
Decrease/Increase in liabilities and accruals	658	-245	1,037	449	57.6%
Decrease/Increase in provisions	-38	-70	-42	13	-10.5%
Income tax expense	669	88	500	71	-25.3%
Income tax paid	-781	-233	-607	-212	22.3%
Other adjustments	307	319	-21	-92	-
Net cash provided by/(used in) operating activities	**3,693**	**1,033**	**1,965**	**-573**	**-46.8%**
Cash flows from investing activities					
Acquisition of property, plant and equipment and intangible assets	-1,925	-601	-3,694	-1,297	-91.9%

Disposal of property, plant and equipment and intangible assets	270	137	108	50	-60.0%
Disposal of shares	145	4	784	5	440.7%
Acquisition of shares	-5,837	-5,778	-539	-52	90.8%
Acquisition of short-term securities	-339	580	0	0	-
Disposal of short-term securities	437	351	245	1	-43.9%
Dividends and interest received	538	54	303	64	-43.7%
Loans (granted)/repaid	4	0	6	1	50.0%
Other	-39	-25	-58	-33	-48 7%
Net cash provided by/(used in) investing activities	**-6,746**	**-5,278**	**-2,845**	**-1,261**	**57.8%**
Cash flows from financing activities					
Increase in long- and short-term loans and borrowings	9,604	5,327	9,513	5,491	-0.9%
Issue of debt securities	0	0	1,096	346	-
Repayment of long- and short-term loans and borrowings	-5,099	-296	-9,852	-4,829	-93.2%
Redemption of debt securities	0	0	-89	0	-
Interest paid	-204	-82	-609	-197	-198.5%
Other	-23	3	-32	-11	-39.1%
Net cash provided by/(used in) financing activities	**4,278**	**4,952**	**27**	**800**	**-99.4%**
Net increase/(decrease) in cash	**1,225**	**707**	**-853**	**-1,034**	-
Foreign-exchange gains/(losses)	0	-2	0	0	-
Cash at beginning of period	**1,126**	**1,646**	**2,351**	**2,532**	103.8%
Cash at end of period, including	**2,351**	**2,351**	**1,498**	**1,498**	**-36.3%**
restricted cash	69	69	105	105	52.2%

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN SA
SEC File
82-5036

Income Statement

Operating Income and Expenses

In Q4 2007, total sales revenue increased by PLN 3,789m (or 28.9%) year on year, to PLN 16,902m. The increase is a combined effect of changes in sales values and volumes in the ORLEN Group's core business segments. The highest sales increases were recorded in the Wholesale, where sales to third parties increased by PLN 3,536m (or 58.4%) year on year, and in the Retail, where sales to third parties increased by PLN 768m (or 20.3%) year on year. The Q4 2007 sales to third parties by other segments – Petrochemicals, Chemicals and Other Activities – were down on the Q4 2006 figures by PLN 350m (13.7%), PLN 30m (5.9%) and PLN 134m (61.5%), respectively. Following the increase in total sales revenue, operating expenses attributable to the core business went up by PLN 3,816m (or 33.0%). The growth of operating expenses, slower than that of the top line, contributed to a decrease in gross profit on sales, which stood at PLN 1,537m in Q4 2007, that is 1.7% down year on year.

Selling Costs and General and Administrative Expenses

In Q4 2007, selling costs grew by PLN 134m, or 17.8%, year on year, while general and administrative expenses went up by PLN 170m, or 45.8%. The increases in both items were driven mainly by the consolidation of the Mazeikiu Group. The Mazeikiu Group's selling costs and general and administrative expenses amounted to PLN 64m and PLN 112m, respectively, in Q4 2007.

Other Income and Operating Expenses

In Q4 2007, compared with Q4 2006, the ORLEN Group's other operating income fell by PLN 12m (or 5.0%), while other operating expenses went down by PLN 631m (or 74.3%). These changes brought about a profit of PLN 9m on other operating activities, while in Q4 2006 the corresponding figure stood at PLN 610m. In Q4 2007, profit stood at PLN 120m and exceeded the Q4 2006 figure by PLN 288m. However, it should be noted that profit for 2006 was affected, as regards the whole year and Q4, by goodwill impairment at the Mazeikiu Group, which increased other operating expenses by PLN 305m. Moreover, in Q4 2006 the carrying value of Kaucuk a.s. was restated at fair value and reduced by the transaction costs of (-) PLN 230m.

The higher profit is attributable also to a PLN 240m increase in PKN ORLEN S.A.'s profit. Positive trends in operating results were also seen at other ORLEN Group companies. The Unipetrol Group's loss was PLN 42m lower year on year. The profits of ORLEN Deutschland and Jedlicze Refinery went up by PLN 10m and PLN 17m, respectively. In the reporting period, the following companies reported decreases in profit compared with Q4 2006: Anwil Group – by PLN 50m, ORLEN Oil – by PLN 22m, and ORLEN Asfalt – by PLN 14m. Moreover, in Q4 2007, the Mazeikiu Group generated a loss of (-) PLN 308m.

In Q4 2007, EBITDA stood at PLN 733m and was PLN 357m higher than in Q4 2006.

Financial Income and Expenses

In Q4 2007, financial income was PLN 581m, which represents an increase of PLN 401m year on year. The ORLEN Group's financial expenses went down by PLN 107m on the Q4 2006 figure, despite a PLN 50m growth in interest expense. Consequently, in Q4 2007 the ORLEN Group recorded a gain on financing activities of PLN 439m vs. a loss of (-) PLN 69m in Q4 2006.

Net Profit

In Q4 2007, the share in net profit of the ORLEN Group undertakings valued with the equity method stood at PLN 68m, compared with PLN 56m in Q4 2006. Corporate income tax amounted to PLN 71m in Q4 2007, down by PLN 17m year on year. As a result, in Q4 2007 the ORLEN Group generated net profit of PLN 556m, 306.7% up on the Q4 2006 figure.

Balance Sheet

Assets

As at the end of Q4 2007, the ORLEN Group had total assets of PLN 46,154m, up by 1.6% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 874m (3.1%), to PLN 26,790m, primarily due to a PLN 365m (1.4%) decrease in the value of property, plant and equipment, a PLN 89m decline in the value of intangible assets (14.4%), and a PLN 509m decrease in financial assets (89.1%). The decrease in non-current assets was offset by a rise in the value of current assets from PLN 17,758m as at December 31st 2006 to PLN 19,364m as at December 31st 2007. The increase in current assets was driven mainly by higher inventories and trade and other receivables (PLN 2,967m, or 40.1%, and PLN 588m, or 9.3%, respectively). The ORLEN Group also recorded a significant drop in cash – by PLN 853m (36.3%), and in assets classified as held for sale – by PLN 839m (81.4%). Compared with the figure as at the end of 2006, working capital (current assets less current liabilities) grew from PLN 2,880m to PLN 6,804m.

Equity and Liabilities

As at the end of Q4 2007, the ORLEN Group's total equity stood at PLN 22,538m, and was higher by PLN 955m (or 4.4%) relative to the end of 2006, primarily thanks to an increase in retained profit of PLN 2,324m. A factor with a negative bearing on the equity was currency-translation differences on subordinated undertakings of PLN 1,351m. Non-current liabilities amounted to PLN 11,056m and rose by PLN 2,098m relative to the end of 2006 mainly as a result of contracted loans and borrowings in the amount of PLN 2,392m. Concurrently, the ORLEN Group recorded a PLN 253m drop in deferred tax liability. Current liabilities were down from PLN 14,878m as at December 31st 2006 to PLN 12,560m as at December 31st 2007. Under current liabilities, a significant decrease was recorded in loans and borrowings (by PLN 2,559m, or 59.8%), while trade and other payables and accruals went up by PLN 962m (11.7%). The ORLEN Group's total external debt (loans and borrowings) amounted to PLN 10,322m as at December 31st 2007, down by PLN 167m relative to the end of 2006.

Cash Flow

Cash from Operating Activities

In Q4 2007, net cash from operating activities stood at (-) PLN 573m, and fell by PLN 1,606m from the Q4 2006 level. The decrease was due to freezing of financial resources in inventories (inventories increased by PLN 1,746m, whereas in Q4 2006 they went down by PLN 86m). Furthermore, an increase in liabilities, accruals and deferred income was recorded in Q4 2007 (up by PLN 449m in Q4 2007, compared with a drop of PLN 245m observed in the corresponding period of the previous year).

Cash from Investing Activities

In Q4 2007, net cash used in investing activities stood at (-) PLN 1,261m, while in the corresponding period in 2006 it amounted to (-)PLN 5,278m. Net cash used in investing activities in Q4 2007 was affected by expenditure on property, plant and equipment, which amounted to (-) PLN 1,297m (against (-) PLN 601m in Q4 2006), and lower expenditure on purchase of shares (PLN 52m incurred in Q4 2007, relative to PLN 5,778m in Q4 2006).

Cash from Financing Activities

In Q4 2007, net cash provided by financing activities amounted to PLN 800m, compared with PLN 4,952m in the same period of the previous year. The decrease is connected with repayment of long- and short-term loans and borrowings, totalling (-) PLN 4,829m (compared with (-) PLN 296m in Q4 2006), and a higher amount of contracted loans and borrowings (PLN 5,491m in Q4 2007, relative to PLN 5,327m in Q4 2006).

The joint effect of all the cash flows discussed above was a PLN 1,034m decrease in net cash in Q4 2007. As at December 31st 2007, net cash amounted to PLN 1,498m.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for the periods of 12 and 3 months ended
December 31st 2007 and December 31st 2006

Output ('000 tonnes)	Q4 2006	Q4 2007	y-o-y change	Q4 2007	% share	Q4 2007	% share	Q4 2007
1	2	3	4=(3-2)/2	5	6=5/ throughput	7	8=7/ throughput	9
Refinery		ORLEN Group		PKN ORLEN S.A.		Unipetrol Group		Mazeikii
Crude oil throughput	4,634	5,234	12.9%	3,512	100.0%	908	100.0%	737
Gasoline	905	1,121	23.9%	690	19.6%	170	23.1%	261
Diesel fuel	1,478	1,763	19.3%	1,178	33.5%	330	44.9%	255
Light fuel oil	370	302	-18.4%	254	7.2%	16	2.2%	0
Jet fuel	104	116	11.5%	80	2.3%	16	2.2%	19
Heavy fuel oil	201	393	95.5%	198	5.6%	44	6.0%	154
LPG	48	79	64.6%	43	1.2%	16	2.2%	29
Bitumens	316	293	-7.3%	0	0.0%	67	9.1%	0
Lubricants	75	77	2.7%	0	0.0%	18	2.4%	0
Other	226	139	-38.5%	369	10.5%	193	26.3%	14
Total products	**3,723**	**4,283**	**15.0%**	**2,812**		**870**		**73**
1	2	3	4=(3-2)/2	5	6=5/ all segments	7	8=7/ all segments	9
Petrochemicals		ORLEN Group		PKN ORLEN S.A.		Unipetrol/ Chemopetrol		BC
Polyethylene	115	108	-6.1%	0	0.0%	56	19.7%	52
Polypropylene	92	84	-8.7%	0	0.0%	35	12.3%	49
Ethylene	78	116	48.7%	143	33.6%	60	21.1%	0
Propylene	55	80	45.5%	104	24.5%	24	8.5%	0
Toluene	29	35	20.7%	35	8.2%	0	0.0%	0
Benzene	40	49	22.5%	30	7.1%	20	7.0%	0
Paraxylene	9	8	-11.1%	8	1.9%	0	0.0%	0
Ortoxylene	6	8	33.3%	8	1.9%	0	0.0%	0
Acetone	9	8	-11.1%	9	2.1%	0	0.0%	0
Butadiene	21	16	-23.8%	16	3.8%	0	0.0%	0
Glycol	29	29	0.0%	29	6.8%	0	0.0%	0
Ethylene oxide	5	5	0.0%	5	1.2%	0	0.0%	0
Phenol	14	13	-7.1%	13	3.1%	0	0.0%	0
Other	166	114	-31.3%	25	5.9%	89	31.3%	0
Total Petrochemicals	**668**	**673**	**0.7%**	**425**		**284**		**10**
		ORLEN Group		PKN ORLEN S.A.		Unipetrol/Chemopetrol		Anwil
PVC	63	99	57.1%	-	-	0	0.0%	99
PVC granulate	15	16	6.7%	-	-	0	0.0%	16
CANWIL	94	95	1.1%	-	-	0	0.0%	95
Ammonium nitrate	180	189	5.0%	-	-	43	100.0%	146
Caprolactam	0	0	-	-	-	0	0.0%	0
Other	41	80	95.1%	-	-	0	0.0%	80
Total Chemicals	**393**	**479**	**21.9%**	**0**		**43**		**43**
Total output	**4,784**	**5,435**	**13.6%**	**3,237**		-		-

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 12 and 3 months ended
December 31st 2007 and December 31st 2006

Sales at the ORLEN Group	Q4 2006		Q4 2007		y-o-y
1	2	3	4	5	6=(4
	'000 tonnes	PLNm	'000 tonnes	PLNm	
Refinery, wholesale					
Gasoline	652	1,176	1,049	2,118	
Diesel fuel	1,258	2,634	1,634	3,800	
Light fuel oil	422	766	369	806	
Jet fuel	113	219	149	323	
Heavy fuel oil	154	129	289	266	
LPG	54	84	78	129	
Bitumens	271	292	257	241	
Base oils	46	149	57	140	
Other	89	362	285	835	
Total products	**3,059**	**5,811**	**4,167**	**8,658**	
Retail					
Gasoline	605	1,652	535	2,104	
Diesel fuel	435	1,149	556	1,758	
LPG	41	140	61	205	
Other	0	3	1	3	
Total products	**1,081**	**2,944**	**1,153**	**4,070**	
Total Petrochemicals					
Polyethylene	114	474	103	425	
Polypropylene	89	348	85	340	
Ethylene	66	197	65	188	
Propylene	67	203	59	208	
Toluene	33	63	34	62	
Benzene	46	135	51	127	
Paraxylene	8	26	8	20	
Ortoxylene	8	22	7	18	
Acetone	8	22	8	20	
Butadiene	21	64	17	44	
Glycol	30	84	27	95	
Ethylene oxide	5	18	5	18	
Phenol	14	49	14	50	
Other	263	840	283	516	
Total Petrochemicals	**772**	**2,545**	**766**	**2,131**	
Chemicals					
PVC	62	204	69	211	
PVC granulate	21	72	15	53	
CANWIL	86	51	90	50	
Ammonium nitrate	145	93	135	97	
Other	74	67	70	53	
Total Chemicals	**388**	**487**	**379**	**464**	
Refinery (Wholesale + Retail)	**4,140**	**8,755**	**5,320**	**12,728**	
Petrochemicals (Petrochemicals+Chemicals)	**1,160**	**3,032**	**1,145**	**2,595**	

PKN ORLEN SA
SEC File
82-5036

Other activities	95	-87	34	9
PKN ORLEN Group – TOTAL	**5,395**	**11,700**	**6,499**	**15,332**

Information on the Effect of Inventories

The Management Board of Polski Koncern Naftowy ORLEN Spó³ka Akcyjna (PKN ORLEN S.A.) hereby reports on the impact of the LIFO inventory valuation method on PKN ORLEN S.A.'s non-consolidated profit and the ORLEN Group's consolidated profit of for Q4 2007 and 2007YTD.

Profit before tax and net profit (i.e. including the effect of deferred tax), as estimated for PKN ORLEN S.A. and the ORLEN Group using the LIFO method, are as follows (PLN '000):

In accordance with IFRS	12 months ended Dec 31 2007		Q4 2007		12 months ended Dec 31 2006		Q4 20
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost
Non-consolidated profit before tax	3,257,469	2,181,220	995,346	443,747	2,602,229	2,539,990	172,097
Non-consolidated net profit	2,759,859	1,888,097	820,975	374,180	2,199,876	2,149,462	131,868
Consolidated profit before tax	2,892,680	1,529,531	627,061	-98,591	2,729,347	2,697,484	-181,253
Consolidated net profit	2,392,272	1,294,940	556,441	-26,319	2,060,198	2,032,548	-269,440

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated PKN ORLEN S.A. and the ORLEN Group benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the ORLEN Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the ORLEN Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. As a result of a significant increase in both the stocks of crude oil and the price of processed crude in Q4 2007, the adjustment to the profit reflecting the application of the LIFO inventory valuation in Q4 2007 was negative, as opposed to the positive adjustment in Q4 2006.

According to the LIFO approach, increase in inventory (new layers) is valued at the unit price of an inventory item from Q1 2007, whereas – based on actually executed transactions – inventory increase should be valued at purchase prices. In order to provide the most accurate assessment of the revenues and costs in a given period it is necessary to multiply the difference in the above mentioned prices by the change in the inventory level. The result will represent the impact of the change of price of new layers of the inventory (i.e. the effect related to the adjustment of the prices of the new layers to the actual prices in a given period). In the case of PKN ORLEN S.A. the estimated value of such adjustment in the entire 2007 amounts to PLN 196m (while the LIFO adjustment amounts to (-) PLN 1,076m), compared to (-) PLN 5m in the entire 2006 (while the LIFO adjustment amounted to (-) PLN 62m).

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates. These assumptions were published in Current Report No. 29 of May 21st 2001.

END

Close

PKN ORLEN SA
SEC File
82-5036

Performance – General Overview

Financial highlights, PLNm	Q4 2006	Q3 2007	Q4 2007	y/y ∆ %	q/q ∆ %	2006	2007	∆ %
1	2	3	4	5=(4-2)/2	6=(4-3)/3	7	8	9=(8-7)/7
Revenue	13 113	17 265	16 902	28,9	-2,1	52 867	63 793	20,7
EBITDA	377	1 438	733	94,7	-49,0	4 685	5 039	7,6
Operating profit/loss, including:	-168	834	120	-	-85,6	2 577	2 621	1,7
Refining	-216	462	241	-	-47,8	1 614	1 689	4,6
Petrochemicals	82	294	55	-32,9	-81,3	842	1 068	26,8
Chemicals	81	56	38	-53,1	-32,1	224	246	9,8
Retail	114	175	67	-41,2	-61,7	439	423	-3,6
Other [1]	-34	-24	-45	-32,4	-87,5	8	-155	-
Unallocated [2]	-195	-129	-236	-21,0	-82,9	-550	-650	-18,2
Clean EBIT, including: [3]	401	846	696	73,3	-17,8	3 185	3 529	10,8
Non-recurring events [3]	-569	-12	-576	1,1	4698,3	-608	-908	49,3
Refining	-302	0	-364	20,5	-	-341	-581	70,3
Petrochemicals	-283	-1	-212	-25,2	21100,0	-283	-327	15,4
Chemicals	-10	0	0	-	-	-10	0	-
Retail	30	0	0	-	-	30	0	-
Other [1]	3	-2	0	-	-	3	0	-
Unallocated [2]	-7	-9	0	-	-	-7	0	-
Net profit	-269	507	556	-	9,7	2 060	2 392	16,1
Profit attributable to equity holders of the parent	-198	562	601	-	6,9	1 986	2 323	17,0
Clean profit attributable to equity holders of the parent [3]	364	574	1 057	190,4	84,1	2 577	3 041	18,0
Assets	45 419	45 320	46 155	1,6	1,8	45 419	46 155	1,6
Equity	21 583	22 674	22 538	4,4	-0,6	21 583	22 538	4,4
Net debt	7 828	7 334	7 334	-6,3	0,0	7 828	7 334	-6,3
Net cash provided by (used in) operating activities	1 033	630	-573	-	-	3 693	1 965	-46,8
CAPEX	857	815	1 745	103,6	114,1	1 942	3 731	92,1
ROACE (%) [4]	-2,1	9,0	1,3	-	-85,8	8,0	7,0	-12,7
Net debt to equity ratio (%) [5]	21,5	33,7	35,4	64,2	5,1	27,2	37,4	37,5
Net debt/EBITDA [6]	5,2	1,3	2,9	-44,4	126,4	1,5	1,6	7,3
EPS	-0,46	1,32	1,40	-	6,8	4,64	5,43	17,0
Clean EPS	0,85	1,34	2,47	190,7	84,0	6,02	7,11	18,0
Dividend per share	0,00	0,00	0,00	-	-	0,00	0,00	-

Financial data, LIFO method (PLNm)	Q4 2006	Q3 2007	Q4 2007	y/y ∆ %	q/q ∆ %	2006	2007	∆ %
Operating profit/loss [7]	298	567	-444	-	-	2 540	1 454	-42,8
Inventories effect [8] *at operating profit level, including:*	466	-267	-564	-	-111,2	-37	-1 167	-3054,1
LIFO effect at ORLEN Group at operatingprofit level	423	-250	-552	-	-120,8	-62	-1 076	-1635,5
Impact of the change of price of new layers of the inventory	-17	-16	162	-	-	-5	196	-
LIFO effect at Unipetrol Group at operating profit level	62	5	-111	-	-	37	-163	-
LIFO effect at Mazeikiu Group at operating profit level	-	-20	-53	-	-165,0	-	-133	-
Net profit	105	290	104	-1,0	-64,1	2 028	1 454	-28,3

1) PKN ORLEN's companies responsible for utilities, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Non-recurring events, including the following key ones:
- 2007:
  - Refining: maintenance shutdowns at PKN ORLEN S.A. and Mazeikiu Group - respectively, PLN 249m and PLN 177m; logistics problems - PLN 70m, repair and failure at Unipetrol Group - PLN 52m
  - Petrochemicals: repair and failure at Unipetrol Group - PLN 327m
- 2006:
  - Refining: goodwill write-off at Mazeikiu Group - PLN 271m, maintenance shutdowns at Unipetrol Group and PKN ORLEN S.A. - PLN 52m and PLN 49m
  - Petrochemicals: goodwill revaluation at Kaucuk - PLN 230m, maintenance shutdown at Unipetrol Group - PLN 55m.

4) ROACE = operating profit after tax / average capital employed (equity + net debt).
5) Calculated based on the average values of the balance-sheet items.
6) (Interest bearing) debt reduced by cash and short-term debt securities/(EBITDA + dividend received from Polkomtel).
7) In the estimation of LIFO results, the same assumptions were used which were applied to the eariler published LIFO estimates, as published in Current Report No. 29 of May 21st 2001. Additionally the impact of the change of price of new layers of the inventory has been estimated (differences related to prices from Q1 and actual prices through the year).
8) Inventories effect computed as the difference between operating profit and operating profit calculated with the LIFO method

Commentary

In 2007, the PKN ORLEN Group ("the ORLEN Group") recorded a 2% growth in operating profit ("profit") compared with 2006, despite material adverse events of non-recurring nature and macroeconomic factors. 2007 was also the year of first-time consolidation of the Mazeikiu Group.

Factors with Positive Bearing on the ORLEN Group's Performance on an annual basis:

- Positive effect of macroeconomic factors in the petrochemicals segment, amounting to PLN 189m (year on year) and a PLN 89m improvement in the segment's efficiency (year on year) increased the profits

generated by Basell ORLEN Polyolefins Sp. z o.o., PKN ORLEN S.A., and Unipetrol by PLN 107m, PLN 63m, and PLN 60m, respectively;

- Continued strong demand for fertilisers and PVC had a positive effect on the chemicals segment's profit, which went up by PLN 22m, to PLN 246m, compared with 2006;
- Improvement in the efficiency of the retail segment in 2007 resulted from higher volumes of sales of engine fuels, which rose by over 10%, and from a PLN 56m increase in margins on non-fuel goods and services.

Factors Adversely Affecting the ORLEN Group's Performance on an annual basis:

- The 2007 loss incurred by the Mazeikiu Group amounting to (-) PLN 665m was a result of the general overhaul of the vacuum distillation unit, whose negative impact is estimated at (-) PLN 177m, lower output of high-margin products, and provisions for restructuring and reclamation;
- Maintenance shutdowns and breakdowns:
  - maintenance shutdown of the Olefin unit and failure of the POX Unit at Unipetrol Group reduced the profit by PLN 379m, compared with the (-) PLN 107m negative effect in 2006 caused by shutdowns of Hydrocracking, Olefin, and Catalytic Cracking Units;
  - maintenance shutdowns at PKN ORLEN S.A. (especially Hydrocracking and Catalytic Cracking Units, and Hydro-desulphurisation of Heavy Fuel Oil) decreased the PKN ORLEN S.A. profit by approx. PLN 200m;
  - a failure of the PERN product pipeline hindering the supplies of PKN ORLEN S.A.'s products resulted in higher inventories and led to a loss of margin and an increase in logistics costs, totalling approx. PLN 70m;
- Negative impact of macroeconomic factors related to the appreciation of the złoty and a reduction of the URAL/Brent differential decreased the ORLEN Group's profit by PLN 467m year on year.

In Q4 2007, the ORLEN Group's profit increased to PLN 120m, from (-)PLN 168m in 2006. After elimination of non-recurring events, clean profit rose by 73% relative to Q4 2006. The dynamics of revenue and earnings in individual segments is discussed in detail below.

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q4 2007, the price of crude oil was nearly twice as high as it was in the first months of 2007 and amounted to ca. USD 100/bbl (Brent DTD on December 28th 2007 – USD 96.02/bbl), mainly as a result of factors of financial, speculative and geopolitical nature. Several months of very high oil prices slowed down the oil consumption growth in the US and other highly industrialised countries, yet as a result of the credit market slump (caused by the sub-prime mortgage crisis) investors searching for assets which would protect their financial investments from losses turned towards commodity markets. Another factor which affected the oil market in Q4 2007 was consecutive interest rate cuts made by the FED in October and December 2007. The cuts resulted in rapid weakening of the dollar and gradual increase in commodity prices, including crude oil. The geopolitical drivers of crude oil prices included the risk of intensification of the conflict concerning the Iranian nuclear programme, the conflict in Nigeria, as well as the crisis in Pakistan and on the Iranian-Turkish border. In Q4 2007, three meetings were held between OPEC member countries, resulting in a decision to increase their oil production limits by 500 thousand bbl/d. However, this decision was not more than an official acceptance of their existing oil output (the actual production exceeded the official limits by ca. 500 thousand bbl/d) and it did not increase the supply of oil on the international markets. According to the cartel's official statement, high oil prices were driven by speculative and political factors, therefore the supply of oil was in line with real demand.

In Q4 2007, the market expected that the oil prices would drop after January 1st 2008 and a large number of refineries used their own oil stocks in the production process and avoided making any new purchases. This trend was even stronger towards the end of the year when the refineries (also for tax reasons) minimised their operating stocks. In June-December 2007, American oil stocks decreased by 60m barrels, or 17.0%. The news of the low level of oil stocks at the refineries in the US resulted in a strong growth in oil prices in international markets.

The last quarter of 2007, relative to Q3 2007, saw a wider differential between the prices of Urals Rotterdam and Urals Mediterranean. Over the same period, the prices of those types of oil dropped: the average Ural/Brent differential in Q4 2007 was (-) USD 3.02/bbl. In Q4 2007, oil production in Russia was slightly lower than in Q3 2007, and stood at 10.09m bbl/d, while the total oil production of the Commonwealth of Independent States was 12.80m bbl/d. In Q4 2007, average exports of Russian oil amounted to 3.64m bbl/d, and the exports from the Commonwealth of Independent States were 6.35m bbl/d.

Refining Products

In Q4 2007, average market prices on refining products rose year on year. The average prices of gasoline, diesel oil, Ekoterm oil and JET A-1 were USD 799.18 per tonne, USD 838.29 per tonne, USD 785.83 per tonne and USD 866.62 per tonne, respectively (up by 47.4%, 45.6%, 43.6% and 43.7% on Q4 2006). The increase in market prices was accompanied by rising margins (crack spreads) on refining products. Compared with the corresponding period of the previous year, Q4 2007 saw a rise in crack margins on gasoline (by 43.5%, to USD 132.07 per tonne), diesel oil (by 36.0%, to USD 171.18 per tonne), Ekoterm oil (by 21.9%, to USD 118.73 per tonne) and Jet A-1 fuel (by 30.4%, to USD 199.51 per tonne).

Petrochemical Products

In Q4 2007, crack margins on the majority of petrochemical products fell. The decrease affected the margins on benzene (down by 36.7%), propylene (down by 4.6%), phenol (down by 11.2%), butadiene (down by 20.4%), paraxylene (down by 38.6%), and ortoxylene (down by 34.3%). On the other hand, increases were seen in crack margins of ethylene (up by 1.5%), acetone (up by 0.2%) and glycol – up to USD 190.86 per tonne against (-) USD 76.72 per tonne in Q4 2006.

Exchange Rates

The euro exchange rate against the Polish złoty fell by 4.9%, from 3.85 in Q4 2006 to 3.66 in Q4 2007, and the US dollar exchange rate against the Polish złoty decreased by 15.4%, from 2.99 in Q4 2006 to 2.53 in Q4 2007.

Fuel Consumption in Poland

According to estimates by Agencja Rynku Energii S.A. and TCW, domestic gasoline consumption stood at 1,054 thousand tonnes in Q4 2007, that is 6.2% down on Q4 2006. The negative change in Q4 2007 results from the high base related to higher consumption in December 2006 (following an announced increase in excise tax on

gasoline as of January 1st 2007). The gasoline consumption is forecast to amount to 917 thousand tonnes in Q1 2008, which represents a 0.8% decrease on Q1 2007.

Diesel oil consumption went up by 17.2% in Q4 2007 year on year, and amounted to 2,484 thousand tonnes. In Q1 2008, it is forecast to grow by about 1% year on year and reach 2,177 thousand tonnes.

Over the period under analysis, the consumption of light fuel oil was 443 thousand tonnes, or 5.3% below the Q4 2006 figure. The light fuel oil consumption for Q1 2008 is estimated at 364 thousand tonnes, i.e. 17.8% below the Q1 2007 figure.

Commentary - Refining Segment (Production and Wholesale)

Refining (Production and Wholesale), PLNm	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	y/y +/-%	q/q +/-%	2006	2007	y/y +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10	11=(10-9)/9
Revenue, including:	**9,056**	**9,508**	**11,942**	**13,579**	**12,823**	**41.6%**	**-5.6%**	**37,774**	**47,852**	**26.7%**
Sales to third parties	6,051	6,662	8,631	9,749	9,587	58.4%	-1.7%	25,145	34,629	37.7%
Intra-company sales	3,005	2,846	3,311	3,830	3,236	7.7%	-15.5%	12,629	13,223	4.7%
Costs	**-8,918**	**-9,407**	**-11,003**	**-13,114**	**-12,571**	**41.0%**	**-4.1%**	**-35,810**	**-46,095**	**28.7%**
Other operating income	35	55	44	38	77	120.0%	102.6%	134	214	59.7%
Other operating expenses	-389	-91	-62	-41	-88	-77.4%	114.6%	-484	-282	-41.7%
Operating profit/loss *	**-216**	**65**	**921**	**462**	**241**	**-**	**-47.8%**	**1,614**	**1,689**	**4.6%**
Depreciation and amortisation	**157**	**272**	**244**	**258**	**250**	**59.2%**	**-3.1%**	**649**	**1,024**	**57.8%**
CAPEX	**274**	**349**	**420**	**355**	**779**	**184.3%**	**119.4%**	**624**	**1,903**	**205.0%**
Sales to third parties (thousand tonnes)	**3,081**	**4,108**	**4,831**	**5,518**	**4,407**	**43.0%**	**-20.1%**	**12,629**	**18,864**	**49.4%**

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level.*

The segment's revenue in Q4 2007 grew by 41.6% relative the Q4 2006, mainly on sales volumes in product and material groups higher by 1,326 thousand tonnes, including primarily a 397 thousand tonnes (or 60.9%) increase in gasoline and a 376 thousand tonnes (or 29.9%) increase in diesel oil.

In Q4 2007, the segment's costs rose by 41.0% relative the Q4 2006, which followed mainly from the consolidation of the Mazeikiu Group companies. The latter increased the segment's costs by PLN 2,904m in Q4 2007.

In Q4 2007, the ORLEN Group's profit amounted to PLN 241m compared with a PLN 216m loss in the corresponding period of 2006. Factors with a material influence on the Q4 2007 profit included:

- A PLN 384m increase in the profit of PKN ORLEN S.A., to PLN 478m, as a result of a positive effect of inventories and higher sales volumes, partially offset by a negative impact of macroeconomic factors and non-recurring events (in particular, failure of the PERN product pipeline).
- The loss incurred by the Mazeikiu Group in Q4 2007; the company's loss in the discussed segment, amounting to (-) PLN 242m, resulted from various factors, including the general overhaul of the Vacuum Distillation Unit conducted during the period (the negative impact of the shutdown is estimated at approx. (-) PLN 177m);
- The result of the Unipetrol Group higher by PLN 136m, despite losses due to a maintenance shutdown which decreased the result by approx. (-) PLN 35m;
- A considerable rise in the operating profit of Rafineria Jedlicze S.A., by PLN 16m, as a result of the completion of the solvent production unit and the sale of an organised part of business (the Oil and Lubricant Production Unit) and of all shares held by the company in Raf-Remat Sp. z o.o.

In Q4 2007, capital expenditures ("Capex") increased by PLN 505m year on year, to PLN 779m.

Commentary - Refining Segment (Retail)

Refining (Retail), PLN '000	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	y/y +/-%	q/q +/-%	2006	2007	y/y +/-%
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10	11=(10-9)/9
Revenue, including:	**3,794**	**3,434**	**4,218**	**4,490**	**4,573**	**20.5%**	**1.8%**	**14,977**	**16,715**	**11.6%**
Sales to third parties	3,787	3,427	4,211	4,483	4,555	20.3%	1.6%	14,942	16,676	11.6%
Intra-company sales	7	7	7	7	18	157.1%	157.1%	35	39	11.4%
Costs	**-3,684**	**-3,367**	**-4,098**	**-4,310**	**-4,508**	**22.4%**	**4.6%**	**-14,625**	**-16,283**	**11.3%**
Other operating income	48	38	7	17	38	-20.8%	123.5%	169	100	-40.8%
Other operating expenses	-44	-37	-14	-22	-36	-18.2%	63.6%	-82	-109	32.9%
Operating profit/loss*	**114**	**68**	**113**	**175**	**67**	**-41.2%**	**-61.7%**	**439**	**423**	**-3.6%**
Depreciation/amortisation	**75**	**73**	**73**	**78**	**85**	**13.3%**	**9.0%**	**277**	**309**	**11.6%**
CAPEX	**279**	**52**	**91**	**167**	**468**	**67.7%**	**180.2%**	**541**	**778**	**43.8%**
Sales to third parties (thousand tonnes)	**1,081**	**1,053**	**1,114**	**1,201**	**1,153**	**6.7%**	**-4.0%**	**4,100**	**4,521**	**10.3%**

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level. Change in the quarterly results in relation to the previously published results was caused by an adjustment relating to the transfer of a sales account in which mainly revenue on sales of non-fuel products is posted, from other activities to the retail segment.*

In Q4 2007, the segment's revenue increased by 20.5% on the Q4 2006 level, to PLN 4,573m. The growth was driven by higher sales volumes, which went up by 6.7% or 72 thousand tonnes, primarily owing to a 27.8% increase in sales of diesel fuel (up by 122 thousand tonnes) relative to Q4 2006. LPG sales grew considerably as well, with the volume rising by 48.8%, to 61 thousand tonnes (up by PLN 65m).

The segment's profit for Q4 2007 reached PLN 67m, against PLN 114m in Q4 2006. This was driven by such factors as:

- A PLN 49m decrease in the PKN ORLEN S.A.'s profit in Q4 2007 compared with Q4 2006 (to PLN 63m) as a result of lower retail margins on gasoline and diesel fuel compared with the exceptionally good Q4 2006, which was not fully offset by higher sales volumes of the products and sales of non-fuel goods and services;
- The first-time consolidation of the Mazeikiu Group, which posted a (-) PLN 14m loss in this segment
- Good performance of ORLEN Deutschland, which in the face of stiff competition and declining consumption on the German market, generated a profit of PLN 1m (compared with a loss of (-) PLN 9m a year earlier). The growth was fuelled by the extension of the network of low-cost service stations branded STAR and the purchase of a number of services stations from BP.

In Q4 2007, capital expenditures ("Capex") increased year on year by PLN 189m, to PLN 468m.

Commentary - Petrochemicals

Petrochemicals, PLN m	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	% change y/y	% change q/q	2006	2007	% change y/y
	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10	11=(10-9)/9
Revenue, including:	**3,716**	**3,314**	**3,560**	**3,401**	**3,425**	**-7.8%**	**0.7%**	**13,844**	**13,700**	**-1.0%**
Sales to third parties	2,551	2,352	2,526	2,221	2,201	-13.7%	-0.9%	9,461	9,300	-1.7%
Intra-company sales	1,165	962	1,034	1,180	1,224	5.1%	3.7%	4,383	4,400	0.4%
Costs	**-3,418**	**-2,878**	**-3,153**	**-3,099**	**-3,389**	**-0.8%**	**9.4%**	**-12,745**	**-12,519**	**-1.8%**
Other operating income	69	14	15	26	62	-10.1%	138.5%	148	117	-20.9%
Other operating expenses	-285	-80	-73	-34	-43	-84.9%	26.5%	-405	-230	-43.2%
Operating profit/loss *	**82**	**370**	**349**	**294**	**55**	**-32.9%**	**-81.3%**	**842**	**1,068**	**26.8%**
Depreciation/amortisation	**203**	**156**	**153**	**153**	**162**	**-20.2%**	**5.9%**	**758**	**624**	**-17.7%**
CAPEX	**140**	**51**	**61**	**169**	**241**	**72.1%**	**42.6%**	**320**	**522**	**63.1%**
Sales to third parties (thousand tonnes)	**772**	**765**	**790**	**737**	**767**	**-0.6%**	**4.1%**	**3,051**	**3,059**	**0.3%**

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level*

In Q4 2007, the segment recorded a PLN 291m year-on-year drop in revenue, driven by a decline in the value of the Unipetrol Group's sales to third parties, which went down by PLN 371m as a result of an overhaul shutdown of the Olefin unit and failure of the POX unit (cost of repairs and loss of margins).

In Q4 2007, the segment generated a profit of PLN 55m, relative to PLN 82m posted in Q4 2006. The profit was driven by:

- A PLN 21m decline in the PKN ORLEN S.A.'s profit from the Q4 2006 figure, caused mainly by falling margins (crack spreads) on most petrochemicals: benzene (down by 36.7%), butadiene (down by 20.4%), propylene (down by 4.6%), paraxylene (down by 38.6%) and ortoxylene (down by 34.3%). The negative impact of lower margins on the PKN ORLEN S.A.'s profit was estimated at (-) PLN 30m.
- A (-) PLN 129m loss reported by the Unipetrol Group in the segment, relative to (-) PLN 79m posted in Q4 2006, incurred mainly on account of the overhaul shutdown of the Olefin unit and the failure of the POX unit. A 7% decline in the volume of product sales contributed PLN 36m to the segment's loss.
- Satisfying level of profit at Basell ORLEN Polyolefins Sp. z o.o.: PLN 55m in Q4 2007, compared to PLN 17m in Q4 2006, attributable to high sales volumes of polyolefins, which reached nearly 93 thousand tonnes.

Compared with Q4 2006, in Q4 2007 capital expenditures ("Capex") increased by PLN 101m, to PLN 241m.

Commentary – Chemicals

Chemicals, PLNm	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	% change yoy	% change qoq	2006	2007	% change yoy
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10	11=(10-9)/9
Revenue, including:	**585**	**738**	**720**	**714**	**631**	**7.9%**	**-11.6%**	**2,466**	**2,803**	**13.7%**
Sales to third parties	505	733	640	644	475	-5.9%	-26.2%	2,381	2,492	4.7%
Intra-company sales	80	5	80	70	156	95.0%	122.9%	85	311	265.9%
Costs	**-512**	**-657**	**-652**	**-660**	**-583**	**13.9%**	**-11.7%**	**-2,264**	**-2,552**	**12.7%**
Other operating income	16	4	3	3	6	-62.5%	100.0%	37	16	-56.8%
Other operating expenses	-8	-2	-2	-1	-16	100.0%	1500.0%	-15	-21	40.0%
Operating profit/loss *	**81**	**83**	**69**	**56**	**38**	**-53.1%**	**-32.1%**	**224**	**246**	**9.8%**
Depreciation/amortisation	**46**	**46**	**43**	**41**	**37**	**-19.6%**	**-9.8%**	**183**	**167**	**-8.7%**
CAPEX	**40**	**8**	**22**	**31**	**57**	**42.5%**	**83.9%**	**174**	**118**	**-32.2%**
Sales to third parties (thousand tonnes)	**388**	**523**	**444**	**480**	**379**	**-2.3%**	**-21.0%**	**1,804**	**1,826**	**1.2%**

*) *Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level.*

In Q4 2007, the segment recorded a 7.9% (PLN 46m) increase in total revenue year on year. At the same time however, the segment's costs rose by 13.9% (PLN 71m). The growth of costs, faster than that of revenue, affected the segment's profit earned by the ORLEN Group in Q4 2007, which stood at PLN 38m, i.e. fell by 53.1% on the figure recorded for the corresponding period of the previous year. The segment's profit was driven by:

- Decline in sales volumes of key segment products by a total of 9 thousand tonnes (2.3%), including:
  - a 6 thousand tonnes (28.6%) decline in sales of granulate, caused by an increase in granulate imports to Poland and high stocks of that product at processing plants;
  - a 34 thousand tonnes (81.5%) drop in sales of caustic soda, due to a slowdown of caustic soda exports (high prices) and customer expectations of price reductions from January 1st 2008;
  - a 6 thousand tonnes (2.6%) decline in sales of ammonium nitrate and Canwil, attributable to high imports of fertilisers to Germany from the countries east of Poland, which translated into lower-than-expected purchases of Canwil by German customers.

  At the same time, the discussed quarter of 2007 saw a 7 thousand tonnes (11.9%) increase in sales of polyvinyl chloride and a 15 thousand tonnes (58.3%) growth in sales of soda lye.
- An PLN 49m (11.3%) increase in the costs of raw materials and energy, including, in particular, the cost of natural gas (up by PLN 24m, or 24.3%), the cost of ethylene (up by PLN 4m, or 4.2%), and the cost of electricity (up by PLN 5m, or over 12%), driven by a significant rise in market prices;
- Macroeconomic factors: strengthening of the złoty against the US dollar (which eroded profit by approx. PLN 8m) and a higher model margin on chemicals (which contributed PLN 4m to profit)

In Q4 2007, capital expenditures ("Capex") increased year on year by PLN 17m.

Commentary – Other Activities

Other Activities, PLN '000	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	% change yoy	% change qoq	2006	2007	% change yoy
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5	9	10	11=(10-9)/9
Revenue, including:	**515**	**491**	**492**	**608**	471	**-8.5%**	**-22.5%**	**1,998**	**2,062**	**3.2%**
Sales to third parties	218	235	210	167	84	-61.5%	-49.7%	938	696	-25.8%
Intra-company sales	297	256	282	441	387	30.3%	-12.2%	1,060	1,366	28.9%
Costs	**-529**	**-553**	**-493**	**-624**	**-521**	**-1.5%**	**-16.5%**	**-1,959**	**-2,191**	**11.8%**
Other operating income	64	14	1	7	19	-70.3%	171.4%	86	41	-52.3%
Other operating expenses	-84	-25	-12	-15	-15	-82.1%	0.0%	-117	-67	-42.7%
Operating profit/loss *	**-34**	**-73**	**-12**	**-24**	**-46**	**-35.3%**	**-91.7%**	**8**	**-155**	**-**
Depreciation/amortisation	**55**	**66**	**62**	**63**	**65**	**18.2%**	**3.2%**	**213**	**256**	**20.2%**
CAPEX	**94**	**33**	**81**	**72**	**136**	**44.7%**	**88.9%**	**218**	**322**	**47.7%**
Sales to third parties (thousand tonnes)	**95**	**42**	**36**	**27**	**34**	**-64.2%**	**25.9%**	**166**	**139**	**-16.3%**

**) Operating profit/loss net of costs not allocated to any of the segments, incurred at the ORLEN Group level.*

In Q4 2007, the Other Activities segment generated a loss of (-) PLN 46m, compared to (-) PLN 34m posted in Q4 2006. The key factors contributing to the loss include:

- Inclusion in the segment of part of the Mazeikiu Group's operations, which in Q4 2007 posted a loss of (-) PLN 53m;
- Decrease of the loss incurred by the Unipetrol Group, from (-) PLN 31m in Q4 2006 to (-) PLN 9m in Q4 2007.

In Q4 2007, capital expenditures ("Capex") increased year on year by PLN 42m.

Condensed Consolidated Financial Statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 12 and 3 months ended
December 31st 2007 and December 31st 2006

Item, PLNm	12 months of 2006	Q4 2006	12 months of 2007	Q4 2007	+/- %	+/- %
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
Revenue on sales of products	50,239	11,939	60,525	14,578	20.5%	22.1%
Excise tax and other charges	-12,555	-3,112	-15,045	-3,844	19.8%	23.5%
Net revenue on sales of products	**37,684**	**8,827**	**45,480**	**10,734**	**20.7%**	**21.6%**
Revenue on sales of goods for resale and materials	16,685	4,800	21,042	6,950	26.1%	44.8%
Excise tax and other charges	-1,502	-514	-2,729	-782	81.7%	52.1%
Net revenue on sales of goods for resale and materials	**15,183**	**4,286**	**18,313**	**6,168**	**20.6%**	**43.9%**
Total sales revenue	**52,867**	**13,113**	**63,793**	**16,902**	**20.7%**	**28.9%**
Cost of products sold	-32,161	-7,718	-39,225	-9,494	22.0%	23.0%
Cost of goods for resale and materials sold	-13,711	-3,831	-16,867	-5,871	23.0%	53.2%
Cost of products, goods for resale and materials sold	-45,872	-11,549	-56,092	-15,365	22.3%	33.0%
Gross profit on sales	**6,995**	**1,564**	**7,701**	**1,537**	**10.1%**	**-1.7%**
Selling costs	-2,641	-751	-3,192	-885	20.9%	17.8%
General and administrative expenses	-1,171	-371	-1,649	-541	40.8%	45.8%
Other operating income	613	239	527	227	-14.0%	-5.0%
Other operating expenses	-1,221	-849	-766	-218	-37.3%	-74.3%
Gain on disposal of all or part of shares in subordinated undertakings	2	0	0	0	-	-
Operating profit/loss	**2,577**	**-168**	**2,621**	**120**	**1.7%**	**-**
Financial income	603	180	1,055	581	75.0%	222.8%
Financial expenses	-671	-249	-1,050	-142	56.5%	-43.0%
Net financial income/expenses	**-68**	**-69**	**5**	**439**	**-**	**-**
Share in net profit/loss of undertakings valued with equity method	220	56	267	68	21.4%	21.4%
Profit/(loss) before tax	**2,729**	**-181**	**2,893**	**627**	**6.0%**	**-**
Corporate income tax	-669	-88	-501	-71	-25.1%	-19.3%
Net profit/(loss)	**2,060**	**-269**	**2,392**	**556**	**16.1%**	**-**
including:						
Net profit/(loss) attributable to minority interests	74	-71	69	-45	-6.8%	36.6%
Net profit/(loss) attributable to equity holders of the Parent	**1,986**	**-198**	**2,323**	**601**	**17.0%**	**-**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at December 31st 2007 and December 31st 2006

Item, PLNm	Dec 31 2006	Dec 31 2007	+/- %
1	2	3	4=(3-2)/2
ASSETS			
Non-current assets			
Property, plant and equipment	25,200	24,835	-1.4%
Intangible assets	620	531	-14.4%
Goodwill	144	141	-2.1%
Financial assets	571	62	-89.1%
Shares in undertakings consolidated with equity method	716	700	-2.2%
Loans granted	5	18	260.0%
Deferred tax asset	166	231	39.2%
Investment property	35	69	97.1%
Perpetual usufruct right to land	88	92	4.5%
Other non-current assets	116	111	-4.3%
Total non-current assets	**27,661**	**26,790**	**-3.1%**
Current assets			
Inventories	7,399	10,366	40.1%
Trade and other receivables	6,294	6,882	9.3%
Income taxes receivable	253	111	-56.1%
Current financial assets	309	168	-45.6%
Prepayments and accrued income	121	147	21.5%
Cash	2,351	1,498	-36.3%
Assets held for sale	1,031	192	-81.4%
Total current assets	**17,758**	**19,364**	**9.0%**
Total assets	**45,419**	**46,154**	**1.6%**
EQUITY AND LIABILITIES			
Equity			
Share capital	535	535	0.0%
Share capital revaluation adjustment	523	523	0.0%
Share capital	**1,058**	**1,058**	**0.0%**
Share premium account	1,058	1,058	0.0%
Share premium revaluation adjustment	169	169	0.0%
Share premium account	**1,227**	**1,227**	**0.0%**
Hedging capital	9	83	822.2%
Currency-translation differences	22	-1,379	-
Retained profit, including:	16,535	18,859	14.1%
net profit attributable to equity holders of the Parent	1,986	2,323	17.0%
Equity (attributable to equity holders of the parent)	**18,851**	**19,898**	**5.6%**
Equity attributable to minority interests	2,732	2,640	-3.4%
Total equity	**21,583**	**22,538**	**4.4%**
Non-current liabilities			

PKN ORLEN SA
SEC File
82-5036

Loans and borrowings	6,211	8,603	38.5%
Provisions	814	799	-1.8%
Deferred tax liability	1,766	1,513	-14.3%
Other non-current liabilities	167	141	-15.6%
Total non-current liabilities	**8,958**	**11,056**	**23.4%**
Current liabilities			
Trade and other payables and accruals	8,221	9,183	11.7%
Provisions	734	723	-1.5%
Income tax expense	106	39	-63.2%
Loans and borrowings	4,278	1,719	-59.8%
Deferred income	27	47	74.1%
Other financial liabilities	1,316	849	-35.5%
Liabilities directly related to assets classified as held for sale	196	0	-
Total current liabilities	**14,878**	**12,560**	**-15.6%**
Total equity and liabilities	**45,419**	**46,154**	**1.6%**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 12 and 3 months ended
ended December 31st 2007 and December 31st 2006

Item, PLNm	12 months of 2006	Q4 2006	12 months of 2007	Q4 2007	+/- %	+/- %
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
Cash flows from operating activities						
Net profit/(loss)	**2,060**	**-269**	**2,392**	**556**	**16.1%**	**306.7%**
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-221	-56	-267	-68	-20.8%	-21.4%
Depreciation and amortisation	2,108	545	2,418	613	14.7%	12.5%
Foreign exchange gains/(losses)	17	-36	-555	-387	-	-975.0%
Net interest and dividends	191	69	456	123	138.7%	78.3%
(Profit)/loss on investing activities	-126	-96	516	4	-	-
Decrease/Increase in receivables	-838	931	-627	103	25.2%	-88.9%
Decrease/Increase in inventories	-313	86	-3,235	-1,746	-933.5%	-
Decrease/Increase in liabilities and accruals	658	-245	1,037	449	57.6%	-
Decrease/Increase in provisions	-38	-70	-42	13	-10.5%	-
Income tax expense	669	88	500	71	-25.3%	-19.3%
Income tax paid	-781	-233	-607	-212	22.3%	9.0%
Other adjustments	307	319	-21	-92	-	-
Net cash provided by/(used in) operating activities	**3,693**	**1,033**	**1,965**	**-573**	**-46.8%**	**-**
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,925	-601	-3,694	-1,297	-91.9%	-115.8%
Disposal of property, plant and equipment and intangible assets	270	137	108	50	-60.0%	-63.5%
Disposal of shares	145	4	784	5	440.7%	25.0%
Acquisition of shares	-5,837	-5,778	-539	-52	90.8%	99.1%
Acquisition of short-term securities	-339	580	0	0	-	-
Disposal of short-term securities	437	351	245	1	-43.9%	-99.7%-
Dividends and interest received	538	54	303	64	-43.7%	18.5%
Loans (granted)/repaid	4	0	6	1	50.0%	-
Other	-39	-25	-58	-33	-48.7%	-32.0%
Net cash provided by/(used in) investing activities	**-6,746**	**-5,278**	**-2,845**	**-1,261**	**57.8%**	**76.1%**
Cash flows from financing activities						
Increase in long- and short-term loans and borrowings	9,604	5,327	9,513	5,491	-0.9%	3.1%
Issue of debt securities	0	0	1,096	346	-	-
Repayment of long- and short-term loans and borrowings	-5,099	-296	-9,852	-4,829	-93.2%	-1531.4%
Redemption of debt securities	0	0	-89	0	-	-
Interest paid	-204	-82	-609	-197	-198.5%	-140.2%
Other	-23	3	-32	-11	-39.1%	-
Net cash provided by/(used in) financing activities	**4,278**	**4,952**	**27**	**800**	**-99.4%**	**-83.8%**

Net increase/(decrease) in cash	**1,225**	**707**	**-853**	**-1,034**	**-**	**-**
Foreign-exchange gains/(losses)	0	-2	0	0	-	-
Cash at beginning of period	**1,126**	**1,646**	**2,351**	**2,532**	108.8%	53.8%
Cash at end of period, including	**2,351**	**2,351**	**1,498**	**1,498**	**-36.3%**	**-36.3%**
restricted cash	69	69	105	105	52.2%	52.2%

Financial Commentary on the Condensed Consolidated Financial Statements

Income Statement

Operating Income and Expenses

In Q4 2007, total sales revenue increased by PLN 3,789m (or 28.9%) year on year, to PLN 16,902m. The increase is a combined effect of changes in sales values and volumes in the ORLEN Group's core business segments. The highest sales increases were recorded in the Wholesale, where sales to third parties increased by PLN 3,536m (or 58.4%) year on year, and in the Retail, where sales to third parties increased by PLN 768m (or 20.3%) year on year. The Q4 2007 sales to third parties by other segments – Petrochemicals, Chemicals and Other Activities – were down on the Q4 2006 figures by PLN 350m (13.7%), PLN 30m (5.9%) and PLN 134m (61.5%), respectively. Following the increase in total sales revenue, operating expenses attributable to the core business went up by PLN 3,816m (or 33.0%). The growth of operating expenses, slower than that of the top line, contributed to a decrease in gross profit on sales, which stood at PLN 1,537m in Q4 2007, that is 1.7% down year on year.

Selling Costs and General and Administrative Expenses

In Q4 2007, selling costs grew by PLN 134m, or 17.8%, year on year, while general and administrative expenses went up by PLN 170m, or 45.8%. The increases in both items were driven mainly by the consolidation of the Mazeikiu Group. The Mazeikiu Group's selling costs and general and administrative expenses amounted to PLN 64m and PLN 112m, respectively, in Q4 2007.

Other Income and Operating Expenses

In Q4 2007, compared with Q4 2006, the ORLEN Group's other operating income fell by PLN 12m (or 5.0%), while other operating expenses went down by PLN 631m (or 74.3%). These changes brought about a profit of PLN 9m on other operating activities, while in Q4 2006 the corresponding figure stood at PLN 610m. In Q4 2007, profit stood at PLN 120m and exceeded the Q4 2006 figure by PLN 288m. However, it should be noted that profit for 2006 was affected, as regards the whole year and Q4, by goodwill impairment at the Mazeikiu Group, which increased other operating expenses by PLN 305m. Moreover, in Q4 2006 the carrying value of Kaucuk a.s. was restated at fair value and reduced by the transaction costs of (-) PLN 230m.

The higher profit is attributable also to a PLN 240m increase in PKN ORLEN S.A.'s profit. Positive trends in operating results were also seen at other ORLEN Group companies. The Unipetrol Group's loss was PLN 42m lower year on year. The profits of ORLEN Deutschland and Jedlicze Refinery went up by PLN 10m and PLN 17m, respectively. In the reporting period, the following companies reported decreases in profit compared with Q4 2006: Anwil Group – by PLN 50m, ORLEN Oil – by PLN 22m, and ORLEN Asfalt – by PLN 14m. Moreover, in Q4 2007, the Mazeikiu Group generated a loss of (-) PLN 308m.

In Q4 2007, EBITDA stood at PLN 733m and was PLN 357m higher than in Q4 2006.

Financial Income and Expenses

In Q4 2007, financial income was PLN 581m, which represents an increase of PLN 401m year on year. The ORLEN Group's financial expenses went down by PLN 107m on the Q4 2006 figure, despite a PLN 50m growth in interest expense. Consequently, in Q4 2007 the ORLEN Group recorded a gain on financing activities of PLN 439m vs. a loss of (-) PLN 69m in Q4 2006.

Net Profit

In Q4 2007, the share in net profit of the ORLEN Group undertakings valued with the equity method stood at PLN 68m, compared with PLN 56m in Q4 2006. Corporate income tax amounted to PLN 71m in Q4 2007, down by PLN 17m year on year. As a result, in Q4 2007 the ORLEN Group generated net profit of PLN 556m, 306.7% up on the Q4 2006 figure.

Balance Sheet

Assets

As at the end of Q4 2007, the ORLEN Group had total assets of PLN 46,154m, up by 1.6% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 874m (3.1%), to PLN 26,790m, primarily due to a PLN 365m (1.4%) decrease in the value of property, plant and equipment, a PLN 89m decline in the value of intangible assets (14.4%), and a PLN 509m decrease in financial assets (89.1%). The decrease in non-current assets was offset by a rise in the value of current assets from PLN 17,758m as at December 31st 2006 to PLN 19,364m as at December 31st 2007. The increase in current assets was driven mainly by higher inventories and trade and other receivables (PLN 2,967m, or 40.1%, and PLN 588m, or 9.3%, respectively). The ORLEN Group also recorded a significant drop in cash – by PLN 853m (36.3%), and in assets classified as held for sale – by PLN 839m (81.4%). Compared with the figure as at the end of 2006, working capital (current assets less current liabilities) grew from PLN 2,880m to PLN 6,804m.

Equity and Liabilities

As at the end of Q4 2007, the ORLEN Group's total equity stood at PLN 22,538m, and was higher by PLN 955m (or 4.4%) relative to the end of 2006, primarily thanks to an increase in retained profit of PLN 2,324m. A factor with a negative bearing on the equity was currency-translation differences on subordinated undertakings of PLN 1,351m. Non-current liabilities amounted to PLN 11,056m and rose by PLN 2,098m relative to the end of 2006 mainly as a result of contracted loans and borrowings in the amount of PLN 2,392m. Concurrently, the ORLEN Group recorded a PLN 253m drop in deferred tax liability. Current liabilities were down from PLN 14,878m as at December 31st 2006 to PLN 12,560m as at December 31st 2007. Under current liabilities, a significant decrease was recorded in loans and borrowings (by PLN 2,559m, or 59.8%), while trade and other payables and accruals went up by PLN 962m (11.7%). The ORLEN Group's total external debt (loans and borrowings) amounted to PLN 10,322m as at December 31st 2007, down by PLN 167m relative to the end of 2006.

Cash Flow

Cash from Operating Activities

In Q4 2007, net cash from operating activities stood at (-) PLN 573m, and fell by PLN 1,606m from the Q4 2006 level. The decrease was due to freezing of financial resources in inventories (inventories increased by PLN 1,746m, whereas in Q4 2006 they went down by PLN 86m). Furthermore, an increase in liabilities, accruals and deferred income was recorded in Q4 2007 (up by PLN 449m in Q4 2007, compared with a drop of PLN 245m observed in the corresponding period of the previous year).

Cash from Investing Activities

In Q4 2007, net cash used in investing activities stood at (-) PLN 1,261m, while in the corresponding period in 2006 it amounted to (-)PLN 5,278m. Net cash used in investing activities in Q4 2007 was affected by expenditure on property, plant and equipment, which amounted to (-) PLN 1,297m (against (-) PLN 601m in Q4 2006), and lower expenditure on purchase of shares (PLN 52m incurred in Q4 2007, relative to PLN 5,778m in Q4 2006).

Cash from Financing Activities

In Q4 2007, net cash provided by financing activities amounted to PLN 800m, compared with PLN 4,952m in the same period of the previous year. The decrease is connected with repayment of long- and short-term loans and borrowings, totalling (-) PLN 4,829m (compared with (-) PLN 296m in Q4 2006), and a higher amount of contracted loans and borrowings (PLN 5,491m in Q4 2007, relative to PLN 5,327m in Q4 2006).

The joint effect of all the cash flows discussed above was a PLN 1,034m decrease in net cash in Q4 2007. As at December 31st 2007, net cash amounted to PLN 1,498m.

Operating Data

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for the periods of 12 and 3 months ended
December 31st 2007 and December 31st 2006

Output ('000 tonnes)	Q4 2006	Q4 2007	y-o-y change	Q4 2007	% share	Q4 2007	% share	Q4 2007	% share
1	2	3	4=(3-2)/2	5	6=5/ throughput	7	8=7/ throughput	9	10=9/ throughput
Refinery		**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol Group**		**Mazeikiu Group**	
Crude oil throughput	4,634	5,234	12.9%	3,512	100.0%	908	100.0%	737	100.0%
Gasoline	905	1,121	23.9%	690	19.6%	170	23.1%	261	35.4%
Diesel fuel	1,478	1,763	19.3%	1,178	33.5%	330	44.9%	255	34.6%
Light fuel oil	370	302	-18.4%	254	7.2%	16	2.2%	0	0.0%
Jet fuel	104	116	11.5%	80	2.3%	16	2.2%	19	2.6%
Heavy fuel oil	201	393	95.5%	198	5.6%	44	6.0%	154	20.9%
LPG	48	79	64.6%	43	1.2%	16	2.2%	29	3.9%
Bitumens	316	293	-7.3%	0	0.0%	67	9.1%	0	0.0%
Lubricants	75	77	2.7%	0	0.0%	18	2.4%	0	0.0%
Other	226	139	-38.5%	369	10.5%	193	26.3%	14	1.9%
Total products	**3,723**	**4,283**	**15.0%**	**2,812**		**870**		**732**	
1	2	3	4=(3-2)/2	5	6=5/ all segments	7	8=7/ all segments	9	10=9/ all segments
Petrochemicals		**ORLEN Group**		**PKN ORLEN S.A.**		**Unipetrol/ Chemopetrol**		**BOP**	
Polyethylene	115	108	-6.1%	0	0.0%	56	19.7%	52	51.5%
Polypropylene	92	84	-8.7%	0	0.0%	35	12.3%	49	48.5%
Ethylene	78	116	48.7%	143	33.6%	60	21.1%	0	0.0%
Propylene	55	80	45.5%	104	24.5%	24	8.5%	0	0.0%
Toluene	29	35	20.7%	35	8.2%	0	0.0%	0	0.0%
Benzene	40	49	22.5%	30	7.1%	20	7.0%	0	0.0%
Paraxylene	9	8	-11.1%	8	1.9%	0	0.0%	0	0.0%
Ortoxylene	6	8	33.3%	8	1.9%	0	0.0%	0	0.0%
Acetone	9	8	-11.1%	9	2.1%	0	0.0%	0	0.0%
Butadiene	21	16	-23.8%	16	3.8%	0	0.0%	0	0.0%
Glycol	29	29	0.0%	29	6.8%	0	0.0%	0	0.0%
Ethylene oxide	5	5	0.0%	5	1.2%	0	0.0%	0	0.0%
Phenol	14	13	-7.1%	13	3.1%	0	0.0%	0	0.0%
Other	166	114	-31.3%	25	5.9%	89	31.3%	0	0.0%
Total Petrochemicals	**668**	**673**	**0.7%**	**425**		**284**		**101**	
		ORLEN Group		**PKN ORLEN S.A.**		**Unipetrol/Chemopetrol**		**Anwil Group**	
PVC	63	99	57.1%	-	-	0	0.0%	99	22.7%
PVC granulate	15	16	6.7%	-	-	0	0.0%	16	3.7%
CANWIL	94	95	1.1%	-	-	0	0.0%	95	21.8%
Ammonium nitrate	180	189	5.0%	-	-	43	100.0%	146	33.5%
Caprolactam	0	0	-	-	-	0	0.0%	0	0.0%
Other	41	80	95.1%	-	-	0	0.0%	80	18.3%
Total Chemicals	**393**	**479**	**21.9%**	**0**		**43**		**436**	
Total output	**4,784**	**5,435**	**13.6%**	**3,237**		**-**		**-**	

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 12 and 3 months ended
December 31st 2007 and December 31st 2006

Sales at the ORLEN Group	Q4 2006		Q4 2007		y-o-y change	y-o-y change
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
	'000 tonnes	PLNm	'000 tonnes	PLNm	%	%
Refinery, wholesale						
Gasoline	652	1,176	1,049	2,118	60.9%	80.1%
Diesel fuel	1,258	2,634	1,634	3,800	29.9%	44.3%
Light fuel oil	422	766	369	806	-12.6%	5.2%
Jet fuel	113	219	149	323	31.9%	47.5%
Heavy fuel oil	154	129	289	266	87.7%	106.2%
LPG	54	84	78	129	44.4%	53.6%
Bitumens	271	292	257	241	-5.2%	-17.5%
Base oils	46	149	57	140	23.9%	-6.0%
Other	89	362	285	835	220.2%	130.7%
Total products	**3,059**	**5,811**	**4,167**	**8,658**	**36.2%**	**49.0%**
Retail						
Gasoline	605	1,652	535	2,104	-11.6%	27.4%
Diesel fuel	435	1,149	556	1,758	27.8%	53.0%
LPG	41	140	61	205	48.8%	46.4%
Other	0	3	1	3	-	0.0%
Total products	**1,081**	**2,944**	**1,153**	**4,070**	**6.7%**	**38.2%**
Total Petrochemicals						
Polyethylene	114	474	103	425	-9.6%	-10.3%
Polypropylene	89	348	85	340	-4.5%	-2.3%
Ethylene	66	197	65	188	-1.5%	-4.6%
Propylene	67	203	59	208	-11.9%	2.5%
Toluene	33	63	34	62	3.0%	-1.6%
Benzene	46	135	51	127	10.9%	-5.9%
Paraxylene	8	26	8	20	0.0%	-23.1%
Ortoxylene	8	22	7	18	-12.5%	-18.2%
Acetone	8	22	8	20	0.0%	-9.1%
Butadiene	21	64	17	44	-19.0%	-31.3%
Glycol	30	84	27	95	-10.0%	13.1%
Ethylene oxide	5	18	5	18	0.0%	0.0%
Phenol	14	49	14	50	0.0%	2.0%
Other	263	840	283	516	7.6%	-38.6%
Total Petrochemicals	**772**	**2,545**	**766**	**2,131**	**-0.8%**	**-16.3%**
Chemicals						
PVC	62	204	69	211	11.3%	3.4%
PVC granulate	21	72	15	53	-28.6%	-26.4%
CANWIL	86	51	90	50	4.7%	-2.0%
Ammonium nitrate	145	93	135	97	-6.9%	4.3%

Other	74	67	70	53	-5.4%	-20.9%
Total Chemicals	**388**	**487**	**379**	**464**	**-2.3%**	**-4.7%**
Refinery (Wholesale + Retail)	**4,140**	**8,755**	**5,320**	**12,728**	**28.5%**	**45.4%**
Petrochemicals (Petrochemicals+Chemicals)	**1,160**	**3,032**	**1,145**	**2,595**	**-1.3%**	**-14.4%**
Other activities	**95**	**-87**	**34**	**9**	**-64.2%**	**-**
PKN ORLEN Group – TOTAL	**5,395**	**11,700**	**6,499**	**15,332**	**20.5%**	**31.0%**

Information on the Effect of Inventories

The Management Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna (PKN ORLEN S.A.) hereby reports on the impact of the LIFO inventory valuation method on PKN ORLEN S.A.'s non-consolidated profit and the ORLEN Group's consolidated profit of for Q4 2007 and 2007YTD.

Profit before tax and net profit (i.e. including the effect of deferred tax), as estimated for PKN ORLEN S.A. and the ORLEN Group using the LIFO method, are as follows (PLN '000):

In accordance with IFRS	12 months ended Dec 31 2007		Q4 2007		12 months ended Dec 31 2006		Q4 2006	
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation
Non-consolidated profit before tax	3,257,469	2,181,220	995,346	443,747	2,602,229	2,539,990	172,097	595,579
Non-consolidated net profit	2,759,859	1,888,097	820,975	374,180	2,199,876	2,149,462	131,868	474,888
Consolidated profit before tax	2,892,680	1,529,531	627,061	-98,591	2,729,347	2,697,484	-181,253	302,055
Consolidated net profit	2,392,272	1,294,940	556,441	-26,319	2,060,198	2,032,548	-269,440	118,959

PKN ORLEN S.A. and the ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated PKN ORLEN S.A. and the ORLEN Group benefit from increases in crude oil prices and suffer when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the ORLEN Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the ORLEN Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. As a result of a significant increase in both the stocks of crude oil and the price of processed crude in Q4 2007, the adjustment to the profit reflecting the application of the LIFO inventory valuation in Q4 2007 was negative, as opposed to the positive adjustment in Q4 2006.

According to the LIFO approach, increase in inventory (new layers) is valued at the unit price of an inventory item from Q1 2007, whereas – based on actually executed transactions – inventory increase should be valued at purchase prices. In order to provide the most accurate assessment of the revenues and costs in a given period it is necessary to multiply the difference in the above mentioned prices by the change in the inventory level. The result will represent the impact of the change of price of new layers of the inventory (i.e. the effect related to the adjustment of the prices of the new layers to the actual prices in a given period). In the case of PKN ORLEN S.A. the estimated value of such adjustment in the entire 2007 amounts to PLN 196m (while the LIFO

adjustment amounts to (-) PLN 1,076m), compared to (-) PLN 5m in the entire 2006 (while the LIFO adjustment amounted to (-) PLN 62m).

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates. These assumptions were published in Current Report No. 29 of May 21st 2001.

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	CEO suspended
Released	07:00 29-Feb-08
Number	0203P

Regulatory announcement no 16/2008 dated 28 February 2008
PKN ORLEN Supervisory Board has suspended Mr. Piotr Kownacki from the activities of the President and Chief Executive Officer of the PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") announces that the Supervisory Board of PKN ORLEN, during its meeting on 28 February 2008, has adopted a resolution in accordance to which Mr. Piotr Kownacki has been suspended, for the indefinite period, from the activities of the President and Chief Executive Officer of the PKN ORLEN Management Board, with the following justification:

"The Supervisory Board has made the decision due to the fact that the President took actions individually, without agreement with the Company's Management Board, which were leading to significant worsening of the Company's image. These actions include statements of political character, pulling the Company into current political disputes, as well as unjustified discrediting the Supervisory Board.
The Supervisory Board hopes that the period of the President suspension will favor the hushing up emotions and rebuilding the atmosphere of the common, non-political operation for the Company's good."

At the same meeting the Company's Supervisory Board has passed the resolution that for the period of the President Mr. Piotr Kownacki suspension, the authority of the President of the PKN ORLEN Management Board is taken over by the Vice President Mr. Wojciech Heydel.

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil bought PKNORLEN bonds
Released	15:56 22-Feb-08
Number	5962O

PKN ORLEN's subsidiary – Anwil – has purchased bonds issued by PKN ORLEN
Regulatory announcement no 15/2007 dated 22 February 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 22 February 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN in two series, with the following issue conditions:
1. Series: ORLEN018 290208; value of the bond issue PLN 30,000,000, composed of 300 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 22 February 2008
- Redemption date: 29 February 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,894.10

and
2. Series: ORLEN019 250308; value of the bond issue PLN 30,000,000, composed of 300 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 22 February 2008
- Redemption date: 25 March 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 98,510.80.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Information published in 2007
Released	16:11 12-Feb-08
Number	8550N

Regulatory announcement no 14/2008 dated 12 February 2008

List of announcements published by PKN ORLEN in 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby announces the list of all regulatory announcements and interim reports, specified in Art. 56 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005, published by PKN ORLEN between 1 January 2007 and 31 December 2007 ("Announcements").

Full text of all the Announcements is available on the PKN ORLEN website: www.orlen.pl in the investor relations section.

This announcement has been prepared pursuant to the Art. 65 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005 (Journal of Laws No. 184, item 1539).

List of information published by PKN ORLEN in 2007

(Specified in Art. 56 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005)

Interim Reports	
Publication Date	**Subject**
01.03.2007	Consolidated quarterly report 4 quarter 2006
19.04.2007	Unconsolidated annual report 2006
19.04.2007	Consolidated annual report 2006
15.05.2007	Consolidated quarterly report 1 quarter 2007
13.08.2007	Consolidated quarterly report 2 quarter 2007
27.09.2007	Consolidated half-year report 1 half 2007
13.11.2007	Consolidated quarterly report 3 quarter 2007

Regulatory Announcements		
Report Number	**Publication Date**	**Subject**
1/2007	04.01.2007	The Management Board of Rafineria Trzebinia S.A. has decided to temporarily withhold the production and sale of the bio-fuel "ON BIO" containing 20% FAME esters
2/2007	05.01.2007	Financial calendar for 2007
3/2007	05.01.2007	PKN ORLEN gains sole rights to supply Mazeikiu Nafta with crude oil

PKN ORLEN SA
SEC File
82-5036

4/2007	15.01.2007	Closing of the subscription process for the sale of Mazeikiu Nafta shares in the MTO announced by PKN ORLEN
5/2007	16.01.2007	Decision of the Chairman of the Office for Competition and Consumers' Protection has been delivered to PKN ORLEN
6/2007	17.01.2007	PKN ORLEN has signed an agreement with PETRACO Oil Company Ltd for crude oil deliveries
7/2007	18.01.2007	Changes in the PKN ORLEN Management Board
8/2007	19.01.2007	PKN ORLEN has signed sales agreements with DWORY for sale of ethylbenzene, butadiene and C4 fraction
9/2007	25.01.2007	ORLEN Deutschland signs wholesale contract with Deutsche BP Aktiengesellschaft
10/2007	29.01.2007	The Supervisory Board and Board of Directors of Unipetrol, a.s. have approved the terms and conditions of the Share Purchase Agreement for the sale of 100% of Kaucuk a.s. shares
11/2007	30.01.2007	Unipetrol, a.s. and Dwory S.A. have executed a share purchase agreement for the sale of 100 % of shares of Kaucuk a.s.
12/2007	31.01.2007	The Bank of New York decreased share in the total number of votes at PKN ORLEN's General Meeting below 5%
13/2007	20.02.2007	Estimated level of PKN ORLEN liabilities as of the end of 2006
14/2007	01.03.2007	Financial data for Q4 2006 and four quarters 2006 under segments with commentary and impact of LIFO valuation of inventories on that financial results
15/2007	06.03.2007	PKN ORLEN subsidiary: initial capital increase
16/2007	15.03.2007	Changes in the PKN ORLEN Management Board
17/2007	19.03.2007	ORLEN Deutschland signs wholesale agreement with Shell Deutschland Oil
18/2007	05.04.2007	List of announcements published by PKN ORLEN in 2006
19/2007	23.04.2007	PKN ORLEN purchase of shares in ETYLOBENZEN Plock
20/2007	24.04.2007	Convening of the Ordinary General Meeting of PKN ORLEN shareholders to be held on 31 May 2007
21/2007	25.04.2007	ORLEN Oil has purchased shares in Petro-Oil Lubelskie Centrum Sprzedazy from ORLEN Petroprofit
22/2007	26.04.2007	PKN ORLEN S.A. has signed an agreement with Rafineria Trzebinia for the supply of diesel blended with bio-components
23/2007	08.05.2007	Draft resolutions to be presented on the Ordinary General Meeting to be held on 31 May 2007
24/2007	09.05.2007	Kaucuk a.s. has purchased the shares of Butadien Kralupy a.s.
25/2007	15.05.2007	Financial data for 1 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results
26/2007	17.05.2007	Rafineria Nafty Jedlicze has sold its shares in Ran-Petromex
27/2007	24.05.2007	Evaluation of the standing of PKN ORLEN, as presented by the PKN ORLEN Supervisory Board

PKN ORLEN SA
SEC File
82-5036

28/2007	30.05.2007	Mr. Wieslaw Rozlucki has decided not to stand for re-election to the Supervisory Board of PKN ORLEN
29/2007	30.05.2007	Candidates for the PKN ORLEN Supervisory Board proposed by Commercial Union PTE BPH CU WBK and ING Nationale-Nederlanden Polska PTE
30/2007	31.05.2007	Updated corporate governance statement of PKN ORLEN
31/2007	31.05.2007	Changes in the PKN ORLEN Supervisory Board
32/2007	31.05.2007	The full text of resolutions passed by OGM as of 31 May 2007
33/2007	04.06.2007	Assumptions of the Value Creation Program for Mazeikiu Nafta - PKN ORLEN's strategy for integration with Mazeikiu Nafta
34/2007	04.06.2007	Shareholders with at least 5% of total votes at OGM held on 31 May 2007
33/2007 correction	04.06.2007	Correction of Regulatory announcement no 33/2007 dated 4 June 2007 regarding the Value Creation Program for Mazeikiu Nafta
35/2007	12.06.2007	PKN ORLEN Capital Group CAPEX in years 2007-2012
36/2007	14.06.2007	Unipetrol has purchased Garo Estates s.r.o.
37/2007	15.06.2007	PKN ORLEN has purchased Swedish company Aktiebolaget Grundstenen 108770
38/2007	27.06.2007	Moody's assigns Baa3 rating to PKN ORLEN and provisional Baa3 rating to the planned PKN ORLEN Eurobonds issue
39/2007	28.06.2007	Leverage projections of the PKN ORLEN Group for the period 2007 – 2012
40/2007	29.06.2007	PKN ORLEN has signed an agreement for the sale of its shares in Motell
41/2007	05.07.2007	Opening of the liquidation proceedings for ETYLOBENZEN Plock
42/2007	06.07.2007	PKN ORLEN has signed an agreement for the sale of its shares in NOM
43/2007	06.07.2007	Mr. Janusz Zielinski has been appointed to the PKN ORLEN Supervisory Board
44/2007	10.07.2007	Unipetrol a.s. purchase of shares in Butadien Kralupy a.s.
45/2007	16.07.2007	The Management Board of Trzebinia Refinery has decided to restart the production and sale of ON BIO diesel fuel, a blend containing 20% FAME esters
46/2007	18.07.2007	PKN ORLEN has signed an agreement with KD Petrotrade FZE for crude oil deliveries via the "Druzba" pipeline
47/2007	19.07.2007	Unipetrol has disposed of its shares in Kaucuk to Firma Chemiczna Dwory
48/2007	30.07.2007	PKN ORLEN has signed an agreement with Polimex-Mostostal on the sale of shares in Poilen
49/2007	30.07.2007	Changes in PKN ORLEN Management Board
50/2007	07.08.2007	Filing of a bankruptcy petition regarding ORLEN Transport Krakow
51/2007	13.08.2007	Financial data for 2 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results
52/2007	23.08.2007	Mr. Waldemar Maj has been appointed to the PKN ORLEN Management Board
53/2007	23.08.2007	KPMG Sp. z o.o. has been appointed as a qualified auditor of consolidated and unconsolidated PKN ORLEN financial statements and financial statements of

		the key companies from PKN ORLEN Capital Group for years 2008 – 2009
54/2007	30.08.2007	PKN ORLEN's subsidiary - ZA Anwil has purchased bonds issued by PKN ORLEN
55/2007	07.09.2007	PKN ORLEN's subsidiary – IKS Solino – has purchased bonds issued by PKN ORLEN
56/2007	21.09.2007	Financial calendar for 2008
57/2007	28.09.2007	PKN ORLEN has signed an agreement with Siarkopol Gdansk S.A. on the sale of shares in Petromor Sp. z o.o.
58/2007	05.10.2007	Change in the date of publication of the PKN ORLEN financial statement for the third quarter 2007
59/2007	08.10.2007	PKN ORLEN's subsidiary – IKS Solino – has once again purchased bonds issued by PKN ORLEN
60/2007	23.10.2007	AB Mazeikiu Nafta has acquired shares in UAB Mazeikiu Nafta Health Care Centre
61/2007	30.10.2007	The District Court for Cracow has issued a bankruptcy declaration regarding ORLEN Transport Krakow
62/2007	31.10.2007	Unipetrol, a.s. and Deza a.s. have signed a share purchase agreement for the sale of shares in Agrobohemie and Synthesia
63/2007	13.11.2007	Financial data for 3 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results
64/2007	16.11.2007	PKN ORLEN Group strategy for 2007-2012
65/2007	27.11.2007	Mr. Jerzy Woznicki has resigned from his position as a Member of the PKN ORLEN Supervisory Board
66/2007	12.12.2007	Rafineria Jedlicze has disposed of its shares in Raf-Remat
67/2007	20.12.2007	PKN ORLEN signed with ANWIM S.A. the agreement on sale of fuels
68/2007	20.12.2007	Agenda for the Extraordinary General Meeting of PKN ORLEN as of 7 February 2008
69/2007	20.12.2007	Draft resolutions to be presented to the EGM of PKN ORLEN S.A. as of 7 February 2008
70/2007	20.12.2007	PKN ORLEN donated shares in Wisla Plock to Plock District
71/2007	21.12.2007	PKN ORLEN has signed the agreement for sale of fuels with Shell Polska
72/2007	21.12.2007	Signing the agreements for sale of fuels with BP Polska
73/2007	21.12.2007	PKN ORLEN has signed a credit agreement with the European Investment Bank
74/2007	27.12.2007	Agreements signed with J&S Energy
75/2007	27.12.2007	PKN ORLEN has signed agreement with ORLEN PetroCentrum
76/2007	31.12.2007	ORLEN PetroCentrum has signed an agreement with ORLEN PetroTank

PKN ORLEN SA
SEC File
82-5036

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of shareholders EGM
Released	16:08 12-Feb-08
Number	8547N

Regulatory announcement no 13/2008
Shareholders with at least 5% of total votes at EGM held on 7 February 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"). Central Europe's largest downstream oil company hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on 7 February 2008.

No	Shareholder	Number of shares registered at EGM	Number of votes	Shareholder votes at EGM dated 7 February 2008 (%)	Shareholder votes in total number of votes (%)
1	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	15 000 000	15 000 000	7,30%	3,51%
2	ING NATIONALE-NEDERLANDEN POLSKA OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	15 319 844	15 319 844	7,45%	3,58%
3	NAFTA POLSKA S.A. ul. Jasna 12 00-013 Warszawa	74 076 299	74 076 299	36,03%	17,32%
4	OTWARTY FUNDUSZ EMERYTALNY PZU "Z£OTA JESIEŃ" Al. Jana Paw³a II 24 00-133 Warszawa	11 000 000	11 000 000	5,35%	2,57%
5	SKARB PAŃSTWA REPREZENTOWANY PRZEZ MINISTRA SKARBU PAŃSTWA ul. Krucza 36/Wspólna 6 00-522 Warszawa	43 633 897	43 633 897	21,22%	10,20%
6	THE BANK OF NEW YORK 101 Barclay Street, 22 ND Floor, NY 10286 New York USA	13 399 118	13 399 118	6,52%	3,13%

END

PKN ORLEN SA
SEC File
82-5036

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in SB
Released	07:00 08-Feb-08
Number	5844N

Regulatory announcement no 12/2008 dated 7 February 2008
Changes to the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") announces that the PKN ORLEN Extraordinary Meeting of Shareholders on 7 February 2008 dismissed from the Supervisory Board Mrs. Malgorzata Slepowronska from the position of Chairman and Member of the Company's Supervisory Board.

Additionally PKN ORLEN's Extraordinary Meeting of Shareholders dismissed from the Company's Supervisory Board: Mr. Robert Czapla, Mr. Marek Drac–Taton, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Mrs. Agata Janina Mikolajczyk and Mr. Krzysztof Rajczewski.

At the same time the Extraordinary Meeting of Shareholders appointed to the Supervisory Board:

- Mr. Maciej Mataczynski to the position of Chairman of the Company's Supervisory Board and independent Member of the Supervisory Board.
- Mr. Grzegorz Borowiec as a Member of the Supervisory Board of PKN ORLEN
- Mr. Raimondo Eggink as an independent Member of the Supervisory Board of PKN ORLEN
- Mr. Marek Karabula as a Member of the Supervisory Board of PKN ORLEN
- Mr. Krzysztof Kolach as an independent Member of the Supervisory Board of PKN ORLEN
- Mr. Ryszard Stefanski as an independent Member of the Supervisory Board of PKN ORLEN
- Mr. Piotr Jan Wielowieyski as an independent Member of the Supervisory Board of PKN ORLEN

Mr. Maciej Mataczyński – law science doctor, legal adviser, specialist in commercial and European law. Graduated from the Faculty of Law of Adam Mickiewicz University, holding a scholarship of the Fulbright Commission at the Harvard Law School and T.M.C Assera Institute in Hague. From 2003 hired as a tutor at the European Law Professorship at the Faculty of Law of Adam Mickiewicz University in Poznan. From 2004 he has carried out the role of a legal advisor on civil law contracts, and recently also at the law office. Mr. Mataczynski is also an author of many law publications in Poland and abroad. From February to November 2006 Mr. Mataczynski was an independent Member of the PKN ORLEN Supervisory Board –as a Secretary and later as Chairman of the PKN ORLEN Supervisory Board. Mr. Mataczyński, as a Member of the PKN ORLEN Supervisory Board, was also Chairman of the Corporate Governance Committee, Member of the Audit Committee and Member of the Nomination and Remuneration Committee.

Mr. Grzegorz Borowiec – graduated from Gdynia Maritime University (Poland), Faculty of Navigation – 1987, National School of Public Administration - 1997, Master of Business Administration – Warsaw University/University of Illinois - 2002 r., Warsaw University, Faculty of Management (2002), nominee officer in the civil service. From 1987 – 1994 he worked as a mate for Polish and foreign ship owners in the trading fleet. From April 1997 to June 1998 he was a deputy Director of the Ministry of the State Treasury Office dealing with a free of charge grant of shares to the entitled employees. From 1998 – 2001 he worked as a General Director in the Energy Regulation Authority. From August 2001 he was the Director of Finance Department in Ministry of Finance. Member of the Supervisory Board of WSK "Rzeszów" (1998) and PKP SKM Fast City Railway in Treblecity of Gdansk, Gdynia, Sopot (from 2002). He graduated from domestic and foreign scholarships. He also graduated from many training courses with certificates, among others: Internal Auditor Certificate (2005), NATO security Certificate (NATO secret – 2002), Power Sector Reform – USAID, USA (1999) and training in projects management PRINCE2 (2006). From 12 December 2007 he was the General Director of the Ministry of the State Treasury.

Mr. Raimondo Eggink - Dutch citizen permanently residing in Poland. He graduated from the faculty of Theoretical Mathematics of the Jagiellonian University. Since 2002 he has been running his own business in the area of consultancy and training. He renders his services to financial institutions. He is a member of the Supervisory Board of the Warsaw Stock Exchange, Netia S.A., and HOOP S.A. He was a member of the Supervisory Boards in the following companies:

- Wilbo S.A.,

PKN ORLEN SA
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- Mostostal Plock S.A.,
- Swarzedz Meble S.A. (furniture company)
- Perla – Browary Lubelskie S.A. (a brewery)
- Stomil – Olsztyn SA. (a tire company)

Mr Eggink was a member of the Management Board, an investment director and lately the President of the Management Board of ABN Amro Asset Management (Poland) S.A. He started his career while working for the Warsaw division of ING Bank N.V. in 1995. He has been a certified investment advisor since 1995. In 2000 he was conferred a title of CFA (Chartered Financial Analyst) by the AMIR association. He has been a member of the Management Board of the Polish Association of Investment Professionals since 2004.

Mr. Marek Karabula - has obtained a Masters degree in economic studies. He graduated in 1996 from Management Faculty of Akademia Ekonomiczna in Cracow. Since 10 January 2008 he has been CEO of Nafta Polska S.A. In the period from December 2005 to January 2007 he was a member of the Management Board in Rafineria Trzebinia S.A.; from July 2006 to January 2007 he was a member of Management Board of ORLEN Oil Sp. z o.o.; from December 2004 to October 2005 he was Vice-president of the Management Board of Browary Polskie Brok-Strzelec S.A.; from October 2003 to September 2004 he was Vice-president of the Management Board of AUTOSAN S.A.; from December 2000 to January 2002 he was Vice-president of the Management Board of Browary Dolnoœl'skie Piast S.A.; from December 1994 to October 2000 he was Vice-president of the Management Board of Browary Okocim S.A. In 2005 he passed the exam for candidates for members of Supervisory Board in state-owned companies.

Mr. Krzysztof Kolach – in 1986 he obtained a Masters degree from the Agriculture Faculty at the Agriculture and Technical Academy, Bydgoszcz. In 1996 he completed a post-graduate pedagogical study in Bydgoszcz. His professional experience is related to state and local administration authorities. From 1994-1998 he was Governor of Plock voivodship; 1998 General Manager of Hetman Ltd., in Bedlno; fromj 1990-1994 and from 1998 until now, he has been Head of Bedlno Community. 1996 he completed the state exam required for members of Supervisory Boards of companies owned by State Treasury.

Mr. Ryszard Stefański – graduated from the faculty of Economics and Foreign Trade Organisations at the Economic Academy in Poznan. Self-employed for the last seven years, providing consulting services for business; mainly in the areas of finance, strategy, investments and entering new markets. Completed a number of projects with energy sector companies, including state-owned companies, local authorities and state administration.

Mr. Piotr Jan Wielowieyski - Mr Piotr Jan Wielowieyski has obtained a Masters degree in economics at the Faculty of Economic Sciences of Warsaw University in 1978. He has held a number of executive positions in investment funds. He has also been:
2004-2007 Board member of Foksal NFI S.A. (public company);
2003-2004 President and Board member of Zachodni NFI S.A. (public company);
1998-2002 Board member and Investment Director of PBK Inwestycje S.A.;
1996-1998 Board member of Fidea Menagement Sp. z o.o. (Entity managing Foksal NFI S.A.);
1991-1996 worked at the World Bank (IFC) as a Corporate Finance Officer.
He completed studies for Investment advisor and broker analysts led by Centrum Prywatyzacji BiF in 1998.
He passed the exam for candidates of the supervisory boards in companies with the State Treasury as a shareholder in 1999. So far he has held positions on the supervisory boards of 11 companies, 3 of them were public companies.

Newly elected members of the Supervisory Board are not involved in any activity competitive with PKN ORLEN and are not partners of any competitive company. They are not members of any board of a competitive capital company and are not on the list of insolvent debtors kept on record on the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21 and 22, and § 27 and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM Resolutions passed
Released	18:32 07-Feb-08
Number	5821N

Regulatory announcement no 11/2008 dated 7 February 2008
The full text of resolutions passed by EGM as of 7 February 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 7 February 2008.

RESOLUTION NO. 1

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the election of the Chairman of the Extraordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Mr. Andrzej Leganowicz as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 2

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the adoption of the agenda of the Extraordinary General Meeting

§ 1

The Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Changes to the composition of the Supervisory Board of PKN ORLEN.
7. Closure of the General Meeting of Shareholders.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 3

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- Maciej Maicki
- Agnieszka Milke
- Tomasz Przygoda

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 4

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of eight persons.

§ 2

This Resolution comes into force as of the date of its adoption.

RESOLUTION NO. 5

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mr. Robert Czapla from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 6

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mr. Marek Drac-Taton from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 7

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mr. Raimondo Eggink from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 8

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mr. Zbigniew Macioszek from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 9

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mrs. Agata Mikolajczyk from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 10

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mr. Krzysztof Rajczewski from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 11

**OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008**

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to remove Mrs. Malgorzata Slepowronska from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 12

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 4 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Maciej Mataczynski for the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 13

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Grzegorz Borowiec to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 14

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Raimondo Eggink to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 15

**OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008**

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Marek Karabula to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 16

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Krzysztof Kolach to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 17

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Ryszard Stefanski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 18

OF THE EXTRAORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.
dated 7 February 2008

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company Articles of Association, the Extraordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Piotr Jan Wielowieyski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Estmates of 4q2007 data
Released	17:48 07-Feb-08
Number	5805N

Regulatory announcement no 10/2008 dated 7 February 2008
Estimation of selected operating data of the PKN ORLEN Capital Group for the fourth quarter 2007.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company") hereby announces its estimates of the financial and operating data of the PKN ORLEN Capital Group after the fourth quarter 2007.

Macroeconomic data	unit	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	Q/Q	Y/
Average price of Brent crude oil	USD/b	59.6	57.8	68.9	74.9	**88.4**	*18%*	*48*
Average price of Ural crude oil	USD/b	56.0	54.4	65.2	72.1	**85.4**	*18%*	*53*
URAL/Brent differential	USD/b	3.6	3.4	3.7	2.8	**3.0**	*7%*	*-17*
PKN ORLEN model refining margin[1]	USD/b	2.1	3.7	5.9	2.6	**2.7**	*4%*	*29*
PKN ORLEN model petrochemical margin[2]	USD/t	618	579	548	573	**537**	*-6%*	*-13*
PLN/USD[3]	PLN	2.98	2.97	2.82	2.76	**2.52**	*-9%*	*-15*
PLN/EUR[3]	PLN	3.85	3.89	3.80	3.79	**3.66**	*-3%*	*-5*

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline + 11% Naphtha + 38% Diesel + 3% LHO + 4% JET + 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations
2) PKN ORLEN model petrochemical margin = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations
3) Average foreign exchanges in accordance to the Polish National Bank.

Operating data: Production	unit	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	Q/Q	Y/
Throughput in the PKN ORLEN Group	th t	4 634	5 768	6 018	6 093	**5 234**	*-14%*	*1*
Throughput in P³ock	th t	3 484	3 348	3 273	3 513	**3 512**	*0%*	
Utilisation ratio[4]	%	101%	97%	95%	102%	**102%**	*0p.p.*	*1*
Fuel yield	%	63%	63%	59%	66%	**64%**	*-2p.p.*	*1*
Throughput in Unipetrol	th t	1 110	1 070	1 167	992	**908**	*-8%*	*-1*
Utilisation ratio[5]	%	81%	78%	85%	72%	**66%**	*-6p.p.*	*-15*
Fuel yield	%	57%	59%	60%	63%	**55%**	*-8p.p.*	*-2*
Throughput in Mazeikiu Nafta	th t	-	1 325	1 499	1 450	**738**	*-49%*	-
Utilisation ratio[6]	%	-	53%	60%	60%	**30%**	*-30p.p.*	-
Fuel yield	%	-	62%	69%	72%	**63%**	*-9p.p.*	-

4) for 13.8 m t/y in PKN ORLEN

5) for 5.5 m t/y in Unipetrol (Ceska Rafinerska [51% Litvinov (2.8m t/y) and 51% Kralupy (1.7m t/y)] and 100% Paramo (1.0 m t/y))

6) for 10 m t/y in Mazeikiu Nafta

Operating data: Sales	unit	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	Q/Q	Y/
Wholesale in the PKN ORLEN Group	th t	3 060	4 095	4 781	5 406	**5 613**	*4%*	*83*
Petrochemical sales in the PKN ORLEN Group	th t	765	765	790	737	**695**	*-6%*	*-9*
Retail in the PKN ORLEN Group	th t	1 081	1 053	1 114	1 201	**1 154**	*-4%*	*7*

The Company estimates that the total impact of shutdowns and maintenance turnarounds on the reported EBIT of PKN ORLEN Group in fourth quarter 2007 amounted to over PLN -400 million and the estimated impact of write-offs made on restructuring and provisions for retirement fund in Mazeikiu Nafta amounted to PLN -50 million.

The impact of selected external macroeconomic factors (including: foreign exchange rates, Ural/Brent differential and cracks on particular products) on the reported EBIT of PKN ORLEN Group in the fourth

quarter 2007 amounted to over PLN -300 million.

In total, based on the preliminary analysis, the impact of one-off items and the external environment will decrease PKN ORLEN Capital Group's reported operating result (EBIT) in the fourth quarter 2007 by over PLN 750 million.

PKN ORLEN's Management Board estimates that the operating result (EBIT) of the PKN ORLEN Capital Group should be at a lower or comparable level to the PKN ORLEN Capital Group EBIT result which was reported for the fourth quarter 2006.

All information published in this report are estimates and their values may differ from the values which are to be published on 29 February 2008 in the PKN ORLEN consolidated financial statements for the fourth quarter 2007.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

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PKN ORLEN SA
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Regulatory announcement no 10/2008 dated 7 February 2008
Estimation of selected operating data of the PKN ORLEN Capital Group for the fourth quarter 2007.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company") hereby announces its estimates of the financial and operating data of the PKN ORLEN Capital Group after the fourth quarter 2007.

Macroeconomic data	unit	4Q'06	1Q'07	2Q'07	3Q'07	**4Q'07**	Q/Q	Y/Y
Average price of Brent crude oil	USD/b	59.6	57.8	68.9	74.9	**88.4**	*18%*	*48%*
Average price of Ural crude oil	USD/b	56.0	54.4	65.2	72.1	**85.4**	*18%*	*53%*
URAL/Brent differential	USD/b	3.6	3.4	3.7	2.8	**3.0**	*7%*	*-17%*
PKN ORLEN model refining margin[1]	USD/b	2.1	3.7	5.9	2.6	**2.7**	*4%*	*29%*
PKN ORLEN model petrochemical margin[2]	USD/t	618	579	548	573	**537**	*-6%*	*-13%*
PLN/USD[3]	PLN	2.98	2.97	2.82	2.76	**2.52**	*-9%*	*-15%*
PLN/EUR[3]	PLN	3.85	3.89	3.80	3.79	**3.66**	*-3%*	*-5%*

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline + 11% Naphtha + 38% Diesel + 3% LHO + 4% JET + 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations
2) PKN ORLEN model petrochemical margin = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations
3) Average foreign exchanges in accordance to the Polish National Bank.

Operating data: Production	unit	4Q'06	1Q'07	2Q'07	3Q'07	**4Q'07**	Q/Q	Y/Y
Throughput in the PKN ORLEN Group	th t	4 634	5 768	6 018	6 093	**5 234**	*-14%*	*13%*
Throughput in Płock	th t	3 484	3 348	3 273	3 513	**3 512**	*0%*	*1%*
Utilisation ratio[4]	%	101%	97%	95%	102%	**102%**	*0p.p.*	*1p.p.*
Fuel yield	%	63%	63%	59%	66%	**64%**	*-2p.p.*	*1p.p.*
Throughput in Unipetrol	th t	1 110	1 070	1 167	992	**908**	*-8%*	*-18%*
Utilisation ratio[5]	%	81%	78%	85%	72%	**66%**	*-6p.p.*	*-15p.p.*
Fuel yield	%	57%	59%	60%	63%	**55%**	*-8p.p.*	*-2p.p.*
Throughput in Mazeikiu Nafta	th t	-	1 325	1 499	1 450	**738**	*-49%*	-
Utilisation ratio[6]	%	-	53%	60%	60%	**30%**	*-30p.p.*	-
Fuel yield	%	-	62%	69%	72%	**63%**	*-9p.p.*	-

4) for 13.8 m t/y in PKN ORLEN
5) for 5.5 m t/y in Unipetrol (Ceska Rafinerska [51% Litvinov (2.8m t/y) and 51% Kralupy (1.7m t/y)] and 100% Paramo (1.0 m t/y))
6) for 10 m t/y in Mazeikiu Nafta

Operating data: Sales	unit	4Q'06	1Q'07	2Q'07	3Q'07	**4Q'07**	Q/Q	Y/Y
Wholesale in the PKN ORLEN Group	th t	3 060	4 095	4 781	5 406	**5 613**	*4%*	*83%*
Petrochemical sales in the PKN ORLEN Group	th t	765	765	790	737	**695**	*-6%*	*-9%*
Retail in the PKN ORLEN Group	th t	1 081	1 053	1 114	1 201	**1 154**	*-4%*	*7%*

The Company estimates that the total impact of shutdowns and maintenance turnarounds on the reported EBIT of PKN ORLEN Group in fourth quarter 2007 amounted to over PLN -400 million and the estimated impact of write-offs made on restructuring and provisions for retirement fund in Mazeikiu Nafta amounted to PLN -50 million.

The impact of selected external macroeconomic factors (including: foreign exchange rates, Ural/Brent differential and cracks on particular products) on the reported EBIT of PKN ORLEN Group in the fourth quarter 2007 amounted to over PLN -300 million.
In total, based on the preliminary analysis, the impact of one-off items and the external environment will decrease PKN ORLEN Capital Group's reported operating result (EBIT) in the fourth quarter 2007 by over PLN 750 million.

PKN ORLEN's Management Board estimates that the operating result (EBIT) of the PKN ORLEN Capital Group should be at a lower or comparable level to the PKN ORLEN Capital Group EBIT result which was reported for the fourth quarter 2006.

All information published in this report are estimates and their values may differ from the values which are to be published on 29 February 2008 in the PKN ORLEN consolidated financial statements for the fourth quarter 2007.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4q2007publication date change
Released	16:46 07-Feb-08
Number	5705N

Regulatory announcement no 9/2008 dated 7 February 2008
Change in the date of publication of PKN ORLEN's financial statement for the fourth quarter 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby announces that it has changed in the date of publication of PKN ORLEN's financial results for the fourth quarter 2007. The report will be produced on 29 February 2008.

The originally announced publication date of the fourth quarter 2007 report was 28 February 2008.

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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Rule of Best Practices
Released	09:15 07-Feb-08
Number	4915N

Regulatory announcement no 8/2008 dated 7 February 2008.
The rule of the "Code of Best Practice for WSE Listed Companies" regarding candidates to the Supervisory Board

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company") hereby informs that in accordance to the rule no 1 point 5 of part II of the "Code of Best Practice for WSE Listed Companies", the Company presents on its website the proposed candidates for the company's Supervisory Board, available to the Company within a timeframe enabling a review of the documents and an informed decision on a resolution of the Company's General Meeting.

In reference to the today's Extraordinary General Meeting, PKN ORLEN informs that up until now it has not received from its Shareholders any information about proposed candidates to the PKN ORLEN Supervisory Board. In accordance to this the Company could not publish on its website the information regarding candidates to the Supervisory Board.

PKN ORLEN through the invitation letter mailed and presented on the Company's website encourages its Shareholders to early delivery of the candidates to the PKN ORLEN Supervisory Board to the Company, before the Company's General Meeting that Agenda concerns point regarding changes in the Supervisory Board,.

The report has been prepared in accordance to the § 29 point 3 of the Rules of the Warsaw Stock Exchange and the Resolution no 13/1171/2007 of the Warsaw Stock Exchange Supervisory Board dated 4 July 2007 relating to the change of Rules of the Warsaw Stock Exchange.

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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil bought PKN bonds
Released	07:00 06-Feb-08
Number	3801N

Regulatory announcement no 7/2008 dated 5 February 2008
Anwil has purchased bonds issued by PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that on 5 February 2008 its subsidiary, Zak³ady Azotowe Anwil SA („Anwil"), purchased on the secondary market 300 bonds issued by PKN ORLEN, with a par value per bond amounting to 100,000 PLN ("Bonds"). The unit price of the Bond amounted to 99,761.50 PLN and the total price paid by Anwil for all Bonds amounted to 29,928,450 PLN.

The redemption of the bonds will take place on 21 February 2008 at their nominal value, amounting to 30,000,000 PLN. The yield on the bonds is based on market conditions.

The Bonds were purchased by Anwil in order to manage its short term liquidity.

The Bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities.

PKN ORLEN owns approximately 85% of the registered capital of Anwil.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	MN agreement with GTTrading
Released	16:47 31-Jan-08
Number	0281N

Regulatory announcement no 6/2008 dated 31 January 2008
Mazeikiu Nafta signs contract with GT Trading OY

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 31 January 2008 AB Mazeikiu Nafta finished the negotiations process and signed annual agreements for sales of gasoline, diesel and heating oil by sea. As part of this process two agreements have been signed with GT Trading OY, headquartered in Espoo, Finland.

Under the terms of the first agreement AB Mazeikiu Nafta will sell gasoline to GT Trading OY in 2008 ("agreement on the sale of gasoline").

Under the terms of the second agreement AB Mazeikiu Nafta will sell diesel to GT Trading OY in 2008 ("agreement on the sale of diesel").

The estimated value of the agreement for the sale of gasoline amounts to approximately USD 350 million, i.e. PLN 855 million based on the average USD/PLN exchange rate as of 31 January 2008, stated by National Bank of Poland. The estimated value of the agreement for the sale of diesel amounts to approximately USD 600 million, i.e. PLN 1 466 million based on the average USD/PLN exchange rate as of 31 January 2008, stated by National Bank of Poland.

The total estimated net value of the above mentioned agreements amounts to approximately USD 950 million, i.e. PLN 2 322 million based on the average USD/PLN exchange rate as of 31 January 2008, stated by National Bank of Poland.

PKN ORLEN holds c. 90% shares in AB Mazeikiu Nafta.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the above mentioned agreements constitute "significant agreements" due to the fact that their total value exceeds 10% of PKN ORLEN's equity.

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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement OrlenDeut&DeutBP
Released	18:00 29-Jan-08
Number	8192M

Regulatory announcement no 5/2008 dated 29 January 2008
ORLEN Deutschland signs wholesale contract with Deutsche BP

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 January 2008 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period 1 January 2008 till 31 December 2008. The estimated value of the transaction amounts to approximately EUR 1 200 million , i.e. PLN 4 342,2 million based on EUR/PLN average exchange rate as of 29 January 2008, stated by National Bank of Poland.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the above mentioned agreement constitutes "significant agreement" due to the fact that its value exceeds 10% of PKN ORLEN's equity.

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PKN ORLEN SA
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